
15006371

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

AMENDMENT NO. 6

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

StepOne Personal Health, Inc.

(Formerly: "Biohub, LLC")

Commission File Number: 0001606811

Delaware

UNITED STATES:

StepOne Personal Health, Inc.

509 Sough Wall Avenue

Joplin, Missouri 64801

Phone: (650) 529-0801

8099– Health and Allied Services, Not Elsewhere Classified	**90-0785095**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Craig Brandman, MD StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Chief Executive Officer & Chief Financial Officer
Mr. Jeff Gary StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Senior Vice President of Business Development
Ms. Chelia Potts Laurance StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Operations
Mr. Gregg Hill, MS, PAC StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Clinical Services
Ms. Edwina Rains StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801	Director of Provider Relations

(c) General Partners of the Issuer N/A

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(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the StepOne Personal Health, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. David Clymer (1) (2)	Preferred Common	0% 25%
Mr. Craig Brandman (3) (4)	Preferred Common	0% 26.5%
Mr. Steven Thomas (5) (6)	Preferred Common	0% 12.5%
Mr. Ferris Taylor (7) (8)	Preferred Common	0% 5%
Ms. Chelia Potts (9) (10)	Preferred Common	0% 5%

(1) Mr. David Clymer is a Senior Vice President of StepOne Personal Health, Inc.
(2) Address: 509 South Wall Avenue, Joplin, Missouri 64801
(3) Mr. Craig Brandman is the Chief Executive Officer and President of StepOne Personal Health, Inc.
(4) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(5) Mr. Steven Thomas is an Advisor of StepOne Personal Health, Inc.
(6) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(7) Mr. Ferris Taylor is an Advisor of StepOne Personal Health, Inc.
(8) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(9) Ms. Chelia Potts is the Director of Operations of StepOne Personal Health, Inc.
(10) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801

(f) Promoters of the issuer

Company:
StepOne Personal Health, Inc.
(Formerly: BioHub, LLC)
509 Sough Wall Avenue
Joplin, Missouri 64801
Phone: (650) 529-0801
http://www.StepOneHealth.com

Broker-Dealer
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriter.

Mr. Bo Sartain
Haynes and Boone Law Firm
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: (214) 403-8039
Website: www.haynesboone.com

Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com
Website: http://www.ASMGCorp.com

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by:

Broker Dealer:
Alternative Securities Market, LLC
A Wholly Owned Subsidiary of Alternative Securities Markets Group Corporation
California Registered Broker-Dealer

Broker-Dealer Corporate:
Alternative Securities Market, LLC
4050 Glencoe Avenue
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com
Mr. Steven Joseph Muehler, Chief Executive Officer
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Market, Inc., a Wholly Owned subsidiary of Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC is the exclusive Broker-Dealer for all Issuers on the Alternative Securities Market. The Alternative Securities Market can be accessed at: http://www.ASMGCorp.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **StepOne Personal Health, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

In December of 2014, the Company converted from a Delaware Limited Liability Corporation to a Delaware Stock Corporation. Upon its conversion, the Company issued 100% of its issued Common Stock (100,000 Shares) to:

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. David Clymer Senior Vice President 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 25,000 Shares (25%) Preferred Stock: No Shares	Common Stock: 25,000 Shares (25%) Preferred Stock: No Shares
Mr. Craig Brandman Chief Executive Officer & CEO 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 26,500 Shares (26.5%) Preferred Stock: No Shares	Common Stock: 26,500 Shares (26.5%) Preferred Stock: No Shares
Mr. Steven Thomas Shareholder 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 12,500 Shares (12.5%) Preferred Stock: No Shares	Common Stock: 12,500 Shares (12.5%) Preferred Stock: No Shares
Mr. Ferris Taylor Affordable Care Liaison 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares
Ms. Chelia Potts Director of Operations 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares
Mr. Jeff Gray Senior Vice President 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Ms. Edwina Rains Director of Provider Relations 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Mr.Greg Hill Director of Clinical Services 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Mr. James Cunningham Shareholder 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 2,500 Shares (2.5%) Preferred Stock: No Shares	Common Stock: 2,500 Shares (2.5%) Preferred Stock: No Shares

(*) Alternative Securities Markets Group Corporation Consultant 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: 2,000 Shares (2%) Preferred Stock: No Shares	Common Stock: 2,000 Shares (2%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 2,000 (TWO THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation. The Common Stock Shares being issued to Alternative Securities Markets Group Corporation have a sales price of $3.00 per share, for a final sales price of $15,000.

- **Alternative Securities Markets Group Corporation**

Item 6. Other Present or Proposed Offerings

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There is a Broker-Dealer marketing arrangement with respects to this offering, with the Alternative Securities Market, LLC, and its details are part of the Exhibits of this Registration Statement.

There are no other marketing arrangements with respects to this offering.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors, and my Licensed Members of Alternative Securities Market, LLC.

There are no plans to stabilize the market for the securities to be offered.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

StepOne Personal Health, Inc.

(Formerly: "BioHub, LLC")

Corporate:

StepOne Personal Health, Inc.

509 South Wall Avenue

Joplin, Missouri 64801

http://www.StepOneHealth.com/

Phone: (650) 529-0801

Best Efforts Offering of 21,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)

Maximum Offering: 21,000 9% Convertible Preferred Stock Units

DIVIDEND POLICY: Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Company's Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission. A maximum of 21,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,100,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES

Dated: February 20th, 2015

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$10.00	$90.00
Total Minimum	100	$100,000	$10,000	$90,000
Total Maximum	21,000	$2,100,000	$210,000	$1,890,000

1) We are offering a maximum of 21,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do intend to use "Alternative Securities Market, LLC", a California Broker-Dealer, for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

INFORMATION CONTAINED IN THE PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMINARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AND OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Medical Technologies Industry Risks

Online Medical Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Medical Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Online Medical Technologies Market Conditions such as oversupply of related products or a reduction in demand for Online Medical Technologies products in the areas in which the Company's Products and Assets are located, competition from other Online Medical Technologies Companies, and the Company's ability to provide adequate Online Medical Technologies Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product operations and the local market conditions.

Because Online Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our technology channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Medical Technology Industry;
- Our ability to continuously offer new and improved products and services;
- Our ability to maintain sufficient production capacity for our products and services;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products and services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Medical Technology Industry;
- The level of consumer acceptance of our products and services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product and services offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of Online Medical Health products and services, and to sustain its profitability through a business strategy focused on increasing sales through existing supply channels, selectively expanding its products and services network, increasing sales through newly formed partnerships (traditional and non-traditional), developing innovative new products and services, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

The Company is a Development Stage Business

The Company was originally formed as "BioHub, LLC" in May of 2010 in the State of Delaware. The Company converted to a Delaware Stock Corporation and changed its name to "StepOne Personal Health, Inc" in November of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that StepOne Personal Health, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $2,100,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $100,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months.

The Company's is Subject to Market Competition

Competition exists for Online Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with services suppliers. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Medical Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities.

The Company is Dependent on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Craig Brandman, the Company's Chief Executive Officer and Chief Financial Officer; Mr. Jeff Gary, the Company's Senior Vice President of Business Development; Ms.Chelia Potts Laurance, the Company's Director of Operations; Mr. Gregg Hill, the Company's Director of Clinical Services; and Ms. Edwina Raines, the Company's Director of Provider Relations.

Certain Members of the Company's Management will be dedicating less than their full time to the Company, below is the approximate number of hours each member of the Company's Management will be devoting to working for the Company:

- Mr. David Clymer, 30 hours per week
- Mr. Craig Brandman, 40 hours per week
- Ms. Cheryl Lawson, 25 hours per week
- Mr. Gregg Hill, 40 hours per week
- Ms. Chelia Potts, 30 hours per week
- Ms. Edwina Raines, 30 hours per week

The Company has not identified any potential or overt conflicts of interest that may affect future business operations.

The Company may have Increased Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

The Company has set a Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Escrow Account at First Republic Bank to the Company's general operating account. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be promptly returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management will have Discretion as to Use of Proceeds of the Offering

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

The Company is Controlled by its Management

As of February 1st, 2015 the Company's Managers owned approximately 62.5% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 62.5% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Company May Note be able to Declare any Dividend Payment for the Foreseeable Future

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated minimal revenue, expenditures during this development stage have led to pre-operating losses. Revenue operations to date are based on a soft-launch around limited products.

Broker - Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

No Secondary Market for the Resale of Shares

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Investors of the Company's 9% Convertible Preferred Stock are Subject to the Long Term Nature of the Investment

An Investment in the Company's 9% Convertible Preferred Stock may be long term and illiquid. As discussed above, the offer and sale of the 9% Convertible Preferred Stock will not be registered under the Securities Act or any foreign or state securities law by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing 9% Convertible Preferred Stock for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of 9% Convertible Preferred Stock Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Investors May be Subject to Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price has been Arbitrarily Established by the Company

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF CALIFORNIA, IN THE COUNTY OF LOS ANGELES. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JUR TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 21,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 21,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,100,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Management, without compensation, and through a California Registered Broker-Dealer, Alternative Securities Market, LLC, which has entered into a Participating Broker-Dealer Agreement with the Company. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

The Company, and the Broker-Dealer, will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, Inc., the parent company of the Company's Broker Dealer. The website can be viewed at **http:www.ASGMCorp.com.**

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **StepOne Personal Health, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $2,100,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

	Offering Price	Estimated Cost of Offering & Selling Commissions (1)	Proceeds to Company
Per Security	——		
If 10% of the Offering is Sold (2,100 Shares)	**$100 Per Share = $210,000**	**$21,000**	**$189,000**
If 25% of the Offering is Sold (5,250 Shares)	**$100 Per Share = $525,000**	**$52,500**	**$472,500**
If 50% of the Offering is Sold (10,500 Shares)	**$100 Per Share = $1,050,000**	**$105,000**	**$945,000**
If 75% of the Offering is Sold (15,750 Shares)	**$100 Per Share = $1,575,000**	**$157,500**	**$1,417,500**
If 100% of the Offering is Sold (21,000 Shares)	**$100 Per Share = $2,100,000**	**$210,000**	**$1,890,000**

Footnotes:

Includes estimated memorandum preparation, filing, printing, legal, accounting, Broker-Dealer and other fees and expenses related to the Offering.

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Use of Investment Funds: The Company intends to use funds from investment primarily on research and development, specifically related to service orientated architecture. Uses of funds will additionally cover operating expenses related to general and administrative activities as well as sales and marketing initiatives.

Area of Use	**Specific Use**	**Distribution**	**Amount**
Research and Development	**Service Orientated Architecture and Development**	**50%**	**$1,050,000**
General and Administrative	**General and Administrative**	**20%**	**$420,000**
Sales and Marketing	**Social Messaging, Sales And Marketing Efforts**	**20%**	**$420,000**
Cost of Offering	**All Costs of Offering**	**10%**	**$210,000**

If the proceeds from the offering are insufficient to meet the entire amount, the Company plans to distribute funds proportional to the "Distribution" percentage stated above.

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ITEM 6. DESCRIPTION OF BUSINESS

A. **Business Plan:**

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

Executive Summary

Your Health, Our Mission....

The year 2013 ushered in a new era highlighting the public's intrest around healthcare and personal control of individual healthcare choices. Arguably, healthcare delivery, financing and education has been the most emotionally charged issue over the past year with the passage, and now the implementation, of the Affordable Care Act creating a demand for primary care services that far and away outstrips the capacity. ***StepOne Personal Health's*** mission is to deliver a better experience for consumers while easing the burden on an already taxed healthcare system. StepOne Personal Health is the virtual destination for consumers trying to understand and make a positive impact on their health using state of the art technology to deliver a more satisfying and proactive experience, while engaging individuals in the active participation of their health needs.

Our platform connects individuals to health products, services and experts with easy and convenient tools highly desired by this new generation of health consumers. Today's health consumer is continuously increasing their interest and engagement in improving health and optimizing their health, especially if dealing with chronic disease or trying to prevent it. There is an increasing shift toward complementary, integrative and holistic approaches to health - as well as the historically traditional approaches to healthcare. Under our innovative model, StepOne Personal Health has created a virtual health platform to promote functional and preventive medicine offerings in a HIPAA compliant, consumer centric, and easy-to-use environment.


StepOne Health
Personal Comprehensive Integrated Healthcare
Body
Western Medicine
Telemedicine
Functional Medicine
Nutritionist
Physician Assistant
Dietitian
Nurse Extender
Trainer
Health Coach
You and Your Data
Eastern Medicine
Experts
Yoga
Authors
Herbalist
Networks
Acupuncturist
Social
Chiropractor
Placebo
Hypnotherapist
Naturopathic Medicine
Traditional
Behavioral
Community
Complementary
Mind
StepOne

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

The Market Problem

The Affordable Care Act (ACA) of 2010 brought with it as much confusion as clarity to a population trying to understand the basics of a new law that will ultimately affect every single person in our country. This new law will unavoidably drive health plans and care delivery systems toward efficient *medical homes* centered on and around primary care services and disease prevention. The current, and soon to be overwhelming shortage of available primary care physicians will place new demands on the marketplace and create opportunities in healthcare as never seen before. The need for technology and efficiency in the traditional system, along with consumer demand for **access** and **service**, creates the optimal environment for rapid growth of StepOne Personal Health's platform and suite of products, services and professionals.

The shift from traditional Western medical approaches to more holistic, complementary and social aspects of healthcare and community has contributed to an increasing demand for these primary care resources and services. StepOne Personal Health has developed and deployed a reliable **destination** to meet the demands of those individuals that want to be enlightened and engaged consumers.

Nearly all consumers are now familiar with leveraging online resources for services and products and they'll naturally rely on the Internet for their basic healthcare needs. This is especially true in the wellness and chronic disease areas. Individuals will search for information, want to log results and personal history, shop for services and products, as well as research health concerns. StepOne Personal Health is about delivering to that consumer an easy, secure, and personal set of health resources and tools, which allow them to better manage and maintain their health and healthcare finances.

Beginning in the late 1960s, initial efforts toward the development of a ***Patient Centered Medical Home*** (PCMH) evolved with the goal of improving health outcomes by offering comprehensive preventative modalities, medical education and healthcare services. The goal assumes that the execution of a comprehensive, collaborative and team-based approach to healthcare will guide enthusiastic and engaged patients to become personally invested in their health, thereby placing the individual at the **center** of the model and **integrating** his or her multiple healthcare "*touch-points*."

The problem of fully delivering on this model has been the lack of successful strategies to engage consumers and to help enable the identification of "at risk" individuals for chronic metabolic disease, while providing individuals with reliable and convenient access to information, resources and services, thereby allowing individuals to own their health and, therefore, they can address issues quickly when they arise. The true portability of health information (the *Patient Record*) has been elusive until the recent advent of cloud computing technology and integrated information systems, now allowing consumers to participate, manage and effectively "own" their health information.

StepOne Personal Health Business Description

Dr. Craig Brandman and David Clymer founded StepOne Personal Health in the fall of 2012 to address the challenges and deliver on the opportunities that have accompanied the multitude of changes within the healthcare services sector.

Three tenets, **action, enpowered engagement** and **trending success**, culminate into the StepOne Personal Health embodiment known as the "***Science of You***."

As identified in our market problem on the prior page, the *Patient Centered Medical Home* model is the foundation of our platform, including a cooperative team-based approach utilizing coordination and communication tools crucial to this collaborative effort. StepOne Personal Health has designed and developed portable, desktop and state-of-the-art mobile technology tools that integrate these new and innovative health and wellness offerings.

This consumer centric approach enables the individual to take charge of their health and wellness, providing a comprehensive, integrated suite of health and wellness goods and services and drawing from the expertise of our carefully selected health providers, a multitude of health topic experts and. Additionally, ***StepOne Personal Health Enterprise Solutions*** extends the same consumer centric model in a customized employer benefits group offering, leveraging the financial and productivity return of a healthy and inspired team of employees.

With StepOne Personal Health's proven consumer centered health record, StepOne Personal Health is able to deliver results-based data, trending results over time and improving individual compliance while lowering overall healthcare costs to the consumer and the US health burden overall.

Statement Regarding Use of Investment Proceeds

Second to our human capital, StepOne Personal Health's most valuable asset is our technological interface and database housing HIPAA compliant and private consumer data. This data is owned by the consumer and our technology assets accommodate ease in procuring health information and disseminating such information with the touch of a finger. To fully realize the power of this model and to bring our development enhancements to completion will require additional funding. Proceeds from our successful fund raising will be used for technology development, service oriented architecture, launch of our social media and networking marketing and messaging campaign and employee compensation.

Barriers to Entry and Market Competitors

The appetite for consumer health tools, accompanied by the acceleration of smartphone and cloud computing technology, have presented the health and services delivery landscape with a multitude of solution vendors. There are many direct-to-consumer lab providers, but they typically use a glorified "physician's office" platform that utilizes the mega-lab's antiquated technology.

While these solutions attempt to differentiate themselves based on tecnological advances that have captured the attention and picqued the interest of health consumers, StepOne Personal Health is the only integrated, end-to-end solution with consumer driven labs and diagnostics, board certified medical educators, a retail online mall representing vetted health and wellness consumer products and services, and a fully integrated personal health record database with a consumer dashboard that is enabled to capture personal information from over forty-five health devices such at FitBit and Jawbone through our integaration of https://validic.com/.

Traditional healthcare continues to silo and ignore the ownership and portability of health information. StepOne Personal Health differentiates from the competition through a proprietary platform where all the pieces are already connected before the consumer gets there. Everything is connected through StepOne Health's database, automatically populating the individual record and seamlessly trending new data against previous experience.

Management Organization

StepOne Personal Health employs a wide range of human, intellectual and physical assets to fully perfect and execute their integrated model, from cooperating partnerships supplying critical labs and diagnostics to our knowledgeable and dedicated staff of clinical experts, board certified medical practitioners and operational experts in the area of health services management, delivery, financing and analytics. A short description of this team of seasoned professional follows:

- **Craig Brandman, MD, President and CEO** - Dr. Brandman is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, Dr. Brandman became a successful entrepreneur in and out of the healthcare industry. For more than 20 years, Craig has brought his comprehensive knowledge of the business of medicine, the clinical requirements of daily practice, and the benefits of technology to health care organizations. Craig was co-founder and CEO of MEDILINQ in addition to creating two other companies including LawPlus, which provided communications solutions to the legal community; and GryphonCA, which provided secure communications solutions to the health care and legal services industries. Before developing these successful companies, Craig was Managing Partner responsible for all clinical services and initiatives for a $65 million physician-management services organization. He has first-hand knowledge of medical transcription, and has harvested its benefits to produce cost-savings for several organizations. Craig received his MD from the SUNY-Downstate Medical Center in New York, and his postgraduate training in Cardiology at the Harbor General Campus of UCLA Medical Center in Los Angeles. Craig is also our Chief Medical Officer and oversees all medical policy and review as well as the oversight of our medical professionals.

- **David Clymer, SVP Strategic Initiatives** - David began his career as a regional lab provider in Missouri in 1993. David created MyMedLab, allowing consumers to make informed health care choices for themselves and their families. In 2004 industry leading health providers and the power of the internet took MyMedLab nationwide to becaome one of the first direct-to-consumer lab services in the nation. David still maintains his capacity as CEO of MyMedLab and supplies a critical back-end function and a valuable strategic partnership. David graduated from Southeast Missouri State University.

- **Tamara Hall, RN, MBA, COO** - Tamara has over twenty years of implementation and growth strategy including, cross-functional management experience, including clinical, operational, multi-site call center, strategic, and financial expertise. Most recently, Tamara served as COO of Health Equity and prior to that she held the position of Executive SVP for Health Dialog, leading the design, development and implementation of the organization's services, including operational infrastructure, service design and expansion, and system platform database architecture and user-specific login and interface. Tamara has strong expertise in employee growth and development, including expanding from 30 employees to 1,500+ in 5 years implementing a concept of growth from within where 75% of call center directors and managers started with positions supporting customers on the phone. Her expertise won Health Dialog acclaims as the *Best Nursing Employer* in the state. Tamara has also led numerous start-ups through rapid growth and expansion phases, managed implementation of key strategic alliances, and headed up programs that represent the mission of healthcare delivery change. Her work has spanned a variety of organizations and mergers including, her own Wellness Consulting group focusing on large employers such as DuPont (Employee Wellness Program Health Horizons) in Louisiana, Humana (Acquisition and Women Health Transition Team), CareLink and Tokos (Perinatal Telephonic Support Services), and most recently Health Dialog (Informed Health Consumer Services). Ms. Hall earned a baccalaureate degree in nursing from Louisiana State University and a master's in business administration from Boston University.

- **Damon Ramsey, MD, Technologist** - Dr. Ramsey began his career in information technology at the age of eight. He was one of the youngest Microsoft Certified Systems Engineers in the world at 12 years old and following a successful career in IT consulting and software engineering at Vancouver-based Unisoft, he went on to pursue his medical degree at McMaster University as the youngest member of his class. Dr. Ramsey is committed to empowering providers and consumers with the technology they love to use. He is the technology lead on an electronic trauma health record (eTHR) that is collecting life-saving data in the Western Cape of South Africa. He has also been an instrumental in building the data platform for StepOne Personal Health. Damon holds his CCFP license and actively practices medicine in Vancouver, Canada. He is an associate clinical instructor at the University of British Columbia. He serves in the IT Committee of the Vancouver Division of Family Practice advocating for meaningful EMR adoption. He regularly speaks, writes and consults on health technology topics. Damon is highly skilled in software development and systems architecture, service oriented architecture as well as media and web technologies, database design, systems design, and multi-tier application development.

- **Ferris Taylor, MBA, Affordable Care Strategic Liason** - Ferris is currently the Vice President of Strategy and Planning for Arches Health Plan, a nonprofit health insurance company and CO-OP owned solely by its members for the purpose of participation under the Affordable Care Act. Taylor has more than 30 years of experience in health care, technology and consulting services. Ferris is responsible for StepOne Personal Health strategic planning as it relates to the new legislation under the Affordable Care Act. Taylor founded Pragmatic Health Care Solutions, a health care strategy and marketing consulting firm and from 2003 to 2008, Taylor was vice president of strategic marketing and payer market strategy for Ingenix (now Optum),one of the industry's largest health information technology companies and part of UnitedHealth Group. Additionally, Taylor has also served as the marketing and information services executive for Harvard

Community Health Plan, now HPHC and as vice president of marketing and planning for North Shore Medical Center in Salem, Mass, the six community hospital system of Partners Healthcare. A graduate of Brigham Young University in nuclear physics with a minor in Spanish, Taylor holds an MBA with an emphasis in finance and quantitative economics. He is also a graduate of the GHAA/AHIP Executive Program in Managed Care from the University of Missouri.

- **Brett Trusko, Strategic Advisor** – Brett is the Executive Director of the Texas Institute for Smart Health at Baylor College of Medicine in Houston, Texas. He spends his time finding ways to use innovation and technology to streamline the healthcare experience. He understands health at the level of the data. More. Brett's passion is uncovering the patterns in data that can connect the pieces together. His field of informatics is driving a health revolution by letting real people track changes in their health over a lifetime.

- **Jeff Gary, SVP, Business Development** - Jeff is a senior healthcare executive with over 20 years of experience in the health care industry. Jeff was the founder and principal owner of Stratabex LLC, a healthcare business development and consulting firm focused on innovation, quality, and revenue growth and trend mitigation solutions. Jeff is instrumental in developing pipeline strategies in the enterprise arena with medium to large employer groups. Jeff specializes in working with large self-insured employer groups as they are uniquely positioned to take advantage of the StepOne Personal Health service offerings outside the traditional fee-for-service delivery model.

- **Gregg Hill, MS,PA-C, Director of Clinical Services** - Gregg is a business and healthcare professional with more than 25 years of experience in business process development, patient care and health organization creation. Prior to his role at StepOne Health, Gregg was one of the founding members, practicing physician assistant and analytics lead for Crossover Health, developing and launching workplace health centers and systems for Apple Computer, Facebook and Applied Materials in the Silicon Valley area. Gregg has specific expertise in EMR migration technologies including training and development for Kaiser Permenante's Health Connect system born in 2007. Gregg has additional deep knowledge in emerging market business systems as a consulting manager for Accenture in Houston, providing client financial due diligence pursuant to Accenture's IPO in 2002. Gregg currently holds his board certification as a Physician Assistant, and is the director for StepOne Health's clinical development standards, consumer messaging, clinical staffing and management of a team of professionals, executing virtual consumer health and wellness services.

- **Cheryl Lawson, MBA, Director of Social Marketing** - Cheryl Lawson brings corporate marketing, entrepreneurial acumen and deep social media marketing and public relations expertise to StepOne Health. Cheryl has been a member of the StepOne Health team since it's inception and will join the company as Director of Communications in 2014. As Communications Director, Cheryl leads the company's PR, social media marketing, and community management initiatives. In addition, she is responsible for developing the company's media and blogger outreach efforts. Before joining StepOne Health, Cheryl served as marketing manager for Fleetwood Enterprises. As marketing manager, Cheryl was in charge of creating the RV division's digital content. Before Fleetwood, Cheryl was a District Manager for General Motors' Pontiac Division. During her ten-year career with GM, Cheryl led corporate to dealer communications in several major markets. Cheryl is the founder of social marketing firm Party Aficionado, LLC where she helps small businesses create social marketing strategies and PR plans. In 2010, Cheryl founded Social Media Tulsa a group that has now become the area's most active social media community. At Social Media Tulsa, Cheryl uses social media, conferences, meetups, and tweetups to connect the areas bloggers, and digital marketing enthusiasts with thought leaders and technology companies from around the globe. Cheryl is a believer in personalized health and advocates for more consumer-focused discussions online and during conferences. Cheryl holds a BA from Southern University in Baton Rouge and a MBA from Nova Southeastern University. She is a marketing course developer for the University of California's Extension Center where she created the course curriculum for the programs social media marketing course among others. Cheryl continues to serve as adjunct professor at UCR.

- **Edwina Rains, Director of Client Services** - Edwina is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in affecting tight information exchange with the insurance clearinghouse and third-party administrators. Edwina has developed the StepOne Personal Health process for client billing and assurance that all consumers enjoy the highest level in client satisfaction.

<u>Additional Key Resources</u>

- **CCHR** - StepOne Personal Health prefers to engage our customers not as *"patients"* (implying a diseased state), but as engaged, empowered participants "owning" their HIPAA compliant portable consumer health record. The **cornerstone** of our non-human critical resources includes a fully operational, stable and integrated **consumer centric health record** (*CCHR*) and a simple to use dashboard that allows our consumers to purchase products, request labs and enjoy personalized services in the online mall. While most health data intake methods confuse and frustrate the consumer, our approach to health data generation is through ease of use devices, personalized questionnaires, and interactive content suited to the health needs of the consumer (See Figure 2).


StepOne
Home
Notification Center
News Feed
Invite Your Friends
You completed our suggested screenings.
StepOne Health Wall
My Network Wall
Update your status
Share My Status

(Figure 2)

- **People** - Our technological assets are accompanied by a staff of board certified physicians, physician extenders, nurses, practioners, New York Times Best Seller authors and subject matter experts, alliances with strong production valued health educational videos and literature represented by celebrity trainers, as well as an interactive suite of tools available both in mobile and desktop format.
- **MyMedLab** - StepOne Personal Health has an exclusive arrangement with MyMedLab, Inc to provide the front-end component for consumer driven labs and diagnostics. With this simple tool, consumers can privately and easily choose their labs and diagnostics with simple to use online guidance materials. MyMedLab utilizes the major national lab service providers and the system maintains > 99% uptime, further bolstering the confidence of our consumers.

- **Social Media** - StepOne Personal Health is acutely sensitive to accessing new markets through social and viral online initiatives. To acheive this effort, StepOne Personal Health has partnered with Cheryl Lawson to help with messaging and consumer reach. This may be one of the most important channels as businesses that understand the potential in effective marketing and communications through social channels are poised to succede is broadening otherwise unattainable markets.
- **SOA** – StepOne Personal Health employs *Service Oriented Architecture* to collaborate with our developers to assemble the final product prior to production. Our Technology Development Lead, Dr. David Ramsey is responsible for keeping our development team on task. The team includes 3 developers in Vancouver, Canada with an additional resource in Houston, Texas.

Products and Services

The StepOne Personal Health platform allows for easy integration of services and products and is continually expanding it's offerings as new and improved tools, technology and devices come available. As demand for products and services arises SOPH will conitune to expand and compliment it's portfolio of services.

StepOne Personal Health recognizes the importance of our market segmentation and, therefore, has identified **5 discrete channels** under which we deliver our goods and services.

A. Direct to Consumer Channel (DTC)

- ***Lab, Imaging and diagnostic services.*** Through our exclusive partnership with MyMedLab, StepOne Personal Health allows our customers to order initial or follow-up lab testing and other diagnostics while educating themselves about their person health. The comprehensive marketplace of over forty national reference labs and other diagnostic service providers enable the opportunity for custom-designed panels that can help guide consumers in a safe, responsible manner.
- ***Telehealth*** - Live consumer lab reviews provided by board certified physicians and physician extenders. All StepOne Personal Health's consumers have the opportunity to choose an expert from the SOPH panel and establish a one on one educational encounter to discuss lab specifics and health education. This information allows the consumer to prepare for their physician visit and maximize the opportunity to optimize outcomes.
- ***The StepOne Experience*** - For too long the old system put all the resources at the wrong end of the health care experience, once you

get sick. The new laws were written to focus on awareness and early detection, but offering more services only helps if people use them. Finding these services, connecting them together, and bringing them to you is the mission of StepOne Health. This advanced group of tests includes the same 65 health values used in a yearly checkup or insurance physical. It combines the General Health Screen including 30 tests with two other individual tests evaluating common health concerns like Anemia and Infection (CBC), Abnormal Protein, glucose levels (UA).

- ***Assurant*** – Assurant, a niche-market provider of insurance products as partnered with StepOne Personal Health on their RightStart® Association program, a retail defined benefit offering for lab services, among other health related offerings. This is a Direct to Consumer retail card purchased in retail stores that allows the consumer to receive a General Health Screen, CBC, and Urinalysis.
- ***The Thyroid Experience** – New York Times Best Seller* Thyroid author Mary Shomon created this 4 test panel of MUST KNOW NUMBERS for everyone with thyroid symptoms or family history. These tests create a foundation for tracking your personal thyroid numbers over a lifetime. Personalize the numbers with additional tests to make a panel unique to you. When complete, purchase time to review your numbers and history with Mary and other health experts to prepare for your next doctor visit. This panel includes a TSH, Free T4, Free T3 and a Thyroid Peroxidase AB (TPO).
- ***The Vitamin D Experience*** - The Vitamin D Experience combines two Vitamin D 25 Hydroxy blood tests (before/after) drawn at a local lab in the U.S or collected at home internationally with an advanced form of a Vitamin D supplement. Often overlooked, Vitamin D is an important nutrient involved in many of the body's normal functions. We naturally obtain vitamin D from sunlight and foods in our diet, but how do you know your body is maintaining a healthy level? The answer is to stop guessing and start testing. The Three Easy Steps of "The Vitamin D Experience:
    1. The consumer creates a starting point with the **before** test and we provider the digital lab order.
    2. The consumer **Starts using the 60-day supply of Micellized Vitamin D3** received in the mail. This advanced natural form of vitamin D is better absorbed than oil or pill forms. The tasteless Vitamin D drops easily dissolve into morning coffee, juice or water and are taken for the next 40 days.
    3. See the difference with the supplied **after** test, drawn at the same lab around 40 days after the first. Results are then

available within about 5 days in the private health record.

- ***Beyond Cholesterol Experience*** – Includes an NMR Test, a Live Result Review, and the Health Record to track progress. Our CEO, Dr. Craig Brandman, Cardiologist and digital health pioneer participates in the review process along with our board certified medical team. This virtual heart health experience creates the starting point for the individual's personal health journey. It's a revolutionary way to know numbers, understand risks, and begin tracking how health changes over a lifetime. When results are complete, the consumer can choose a time to speak with one of our experts. Their job is to answer questions, review numbers with the consumer in real time and prepare them for their next provider visit. The NMR LipoProfile test is an advanced test evaluating the risk of a heart attack or stroke using nuclear magnetic resonance (NMR) to provide a direct measurement of LDL particle number and size of LDL particles, as well as direct measurement of HDL and VLDL. This health information allows the doctor to make more personalized treatment decisions than only relying on standard lipid profile testing.
- ***Vitamin B Methylation*** – Informed consumers are ever searching for ways to optimize and understand their health. Methylation is a key biochemical process that is essential for the proper function of almost all body systems. It occurs billions of times every second and is key in the repair of damaged DNA. Most importantly, it controls homocysteine (an unhealthy compound toxic to blood vessels) while helping to recycle molecules needed for detoxification. B vitamins are instrumental in ensuring these systems run smoothly. Without enough of these vitamins, the process of methylation breaks down with catastrophic consequences. The Methylation Experience includes a genetic profile, a general health screen, a complete blood count, a homocysteine level and a comprehensive review with former professional athlete and vitamin/methylation specialist Regina Brugh designed to clarify and offer improvement modalities.
- ***Food Allergy Experience*** – The **Gluten Sensitivity Basic** was designed to be an extensive evaluation for the presence of Celiac Disease. Celiac Disease, also called gluten-sensitive enteropathy, is a condition where when you eat foods with gluten, your immune system responds by damaging the small intestine. Gluten is a protein in wheat, rye and barley. It is found mainly in foods but may also be in other products. The initial test results will be used to establish your ***baseline data*** used for comparison to future results. This profile includes Anti-Transglutaminase Antibodies (tTG IgA, tTG IgG), anti-Endomysial Ab (Endomysial IgA) and Immunoglobulin A (Total IgA) and a personal review with a board certified medical provider.

StepOne Personal Health
A Comprehensive and Integrated Health Marketplace

- ***Food Allergy Experience*** – Food allergies can often place undue strain and stress on the human body. More and more consumers are taking steps to protect themselves and make appropriate nutrition choices based on improved food allergy testing. StepOne Personal Health offers several options for consumers to participate in this testing and educational program. Our tests examine either 96 or 184 food, molds and inhalant allergy markers from Alletess, the respected leader in food allergy testing and a review with a nutrition and health expert.
- ***Plavix Testing*** – Plavix (clopidogrel) is an antiplatelet agent used to inhibit blood clots in coronary artery disease, peripheral vascular disease, and cerebrovascular disease. Several studies have demonstrated the importance of CYP2C19 genotyping in patients using Plavix up to 14% of patients are at high risk of treatment failure because they have lower levels of the active metabolite of Plavix and less inhibition of platelets and, therefore a nearly 3½ times greater risk for major adverse cardiovascular events such as death, heart attack, and stroke. StepOne Personal Health has partnered with SmartDNA to provide the backend testing for this critical anamoly. Many offerings are complementary to other offerings and the Plavix testing is a perfect companion to the AliveCor product highlighted in the reseller channel section.
- ***Hormone Banking*** – StepOne Personal Helath has created a simple way for women of all ages to get the answers they need. The HormoneBank panel includes five of the most valuable hormone numbers. The panel is available at over 2000 locations nationwide without the cost or inconvenience of a doctor's visit just to have blood drawn. Panel includes Estradiol, Progesterone, Testosterone, AM Cortrsol, TSH, General Health Screen, CBC, Urinalysis.
- ***Testosterone Experience*** – Testosterone is extremely important for a man's health and overall well being. It can help prevent osteoporosis, determine your amount of muscle mass, control overall mood and perhaps most importantly act as a vital component to a healthy sex life. The first step is taking the "Am I testosterone deficient?" quiz in the platform link. The next step is to get an objective measure of current levels. An accurate evaluation measures both the Total and Free Testosterone that exists in the blood. Free Testosterone numbers are the most important because they tell how much is available for use by the body. Bound testosterone is not available to boost libido because it is not free to do so. Abnormal levels can initially be discussed with one of our professionals and the consumer is always ultimately advised to consult from the primary care provider.
- ***PMS Relief Experience*** – Progesterone, which plays a crucial role in brain function, is often called the "feel good hormone" because of its

mood-enhancing and antidepressant effects and it helps to balance estrogen hormones relieving many women from the undesireable effects from PMS and menopause symptoms. Women who complain about anxiety and irritability often notice that a corrected balance of the ratio of progesterone and estrogen vastly reduces or eliminates these feelings. The consumer sends a saliva test on day(s) 14, 21, 28 of her cycle. The progesterone product is a topical preparation and the panel includes: Progesterone Saliva, Estradiol Saliva, General Health Screen, CBC, Urinalysis, Review with Expert and Progesterone cream. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal progesterone preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- ***Consumer Marketplace*** - A robust technological platform has been developed and deployed exclusively for StepOne Personal Health consumers allowing a first-ever integrated, comprehensive health experience. We refer to this interface as an online "***mall***" that aggregates all of our best-in-class goods and services including a "suite" of personal health offerings assessing critical health components. These care packages, or what we call "experiences," are built to find and fix specific health issues like vitamin deficiencies, food allergies and risks for chronic disease. The consumer can select from any one of these experiences to participate in lab testing, personal trending and education and an opportunity to utilize cutting-edge nutrition, supplementation and topical preparations with never before seen success in health measures.
- ***Autism Health Services*** - The StepOne Personal Health autism program was born out of this significantly underserved market. There is a compelling argument for improved testing, education and direction for the parents of autistic children, delivering services in a compassionate and responsible manner.
- ***Anemia Experience*** – Anemia, a condition in which the body does not have enough healthy red blood cells to adequately deliver oxygen to human tissues. Anemia invokes exhaustion and a general lack of physical and mental energy. There are a variety of anemia types each having its own cause. Anemia can be temporary or long term, and it can range from mild to severe. Our general health screen identifies lab

mood-enhancing and antidepressant effects and it helps to balance estrogen hormones relieving many women from the undesireable effects from PMS and menopause symptoms. Women who complain about anxiety and irritability often notice that a corrected balance of the ratio of progesterone and estrogen vastly reduces or eliminates these feelings. The consumer sends a saliva test on day(s) 14, 21, 28 of her cycle. The progesterone product is a topical preparation and the panel includes: Progesterone Saliva, Estradiol Saliva, General Health Screen, CBC, Urinalysis, Review with Expert and Progesterone cream. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal progesterone preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- ***Consumer Marketplace*** - A robust technological platform has been developed and deployed exclusively for StepOne Personal Health consumers allowing a first-ever integrated, comprehensive health experience. We refer to this interface as an online "***mall***" that aggregates all of our best-in-class goods and services including a "suite" of personal health offerings assessing critical health components. These care packages, or what we call "experiences," are built to find and fix specific health issues like vitamin deficiencies, food allergies and risks for chronic disease. The consumer can select from any one of these experiences to participate in lab testing, personal trending and education and an opportunity to utilize cutting-edge nutrition, supplementation and topical preparations with never before seen success in health measures.
- ***Autism Health Services*** - The StepOne Personal Health autism program was born out of this significantly underserved market. There is a compelling argument for improved testing, education and direction for the parents of autistic children, delivering services in a compassionate and responsible manner.
- ***Anemia Experience*** – Anemia, a condition in which the body does not have enough healthy red blood cells to adequately deliver oxygen to human tissues. Anemia invokes exhaustion and a general lack of physical and mental energy. There are a variety of anemia types each having its own cause. Anemia can be temporary or long term, and it can range from mild to severe. Our general health screen identifies lab

into exchanges in multiple states.

C. Reseller Channel (RSL)

- ***Genetic Testing*** - StepOne Personal Health is a preferred provider and strategic partner to SmartDNA, a genetics research and testing specialist out of Melbourne Australia. StepOne Health believes the future demand in the pharmacogenetic testing space is in its infancy. Our partnership with SmartDNA provides the opportunity to participate in one of the most valuable and exciting new health services available to consumers world-wide, many which are currently clinically relevant and under-deployed.
- ***ProActive*** Health Education specializing in high-quality media and educational tools by America's top fitness trainers targeting, not only wellness programs, but specific disease management programs for issues such as diabetes and heart disease.
- ***Liposomal Vitamin C*** Scientific evidence clearly shows the use of High-Dose Vitamin C Therapy to be extremely successful in treating patients with various illnesses. At least 300 functions in the human body depend on adequate levels of Vitamin C, starting with the manufacture of collagen, a protein substance found in skin, ligaments, bones, and many other body tissues. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal vitamin C preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.
- ***AliveCor*** delivers the first of its kind portable handheld ECG machine that works with today's iPhone or Android devices. AliveCor has been showcased at many health events, has been used in practice to recognize acute heart attacks and has been the feature subject of Emmy Award winning CNN health correspondent Sanjay Gupta, MD's health technology program. Celebrity cardiologist Eric Topol has used this handhelp device on more thast one occasion to identify an acute heart attack on a major airline, influencing an emergency landing to quickly get these people to first-responders.

D. Expert Review Channel (REV)

- **Expert Review Services** - StepOne Personal Health offers personal, private and confidential expert review services to accommodate the needs of the consumer on their schedule. While this review is not meant to be a substitutioin for the consumer's primary care visit with their healthcare provider, our seasoned and board certified practitioners can field specific or general health questions, help with identifing individual risk factors while helping to create a responsible action plan. This service is meant to complement the consumer's primary provider and provide a highly desired platform for information and idea exchange.

E. **Enterprise Channel (ENT)**
   - **Enterprise** - StepOne Personal Health has employed the seasoned skills and expertise of Jeff Gary to deliver the same consumer centric model in a customized, employer benefits group offering, leveraging the financial and productivity return of a healthy and inspired workforce. StepOne Personal Health can help achieve employer health group goals by working with corporate benefits teams to identify risks, deliver preventive services and maximize the corporate healthcare spend.

F. **Virtual Concierge Services (PRO)**
   - ***Provider and Concierge White-Label Services*** – One of the most exciting aspects of StepOne Personal Health's value proposition is to offer services that are complementary to the primary care services and the professional resources already existing in the consumer's environment. Independent physician group practices currently struggle to provide safe and comprehensive health services to their patients while still remaining profitable. It has become evident that the future of healthcare will rely on measurable patient outcomes as opposed to fee-for-service. With StepOne Health's white-label services and our unique virtual destination, physician groups and individual medical services providers can leverage StepOne Health's suite of online resources including integrated lab and diagnostic connections, health trackers, risk assessment modules and access to professional resources for new and unique consumer offerings. To effectively share information and make prositive differences in consumer health requires an exchange of information and a cooperating partnership with a variety of health professionals. StepOne Health accommodates this bi-directional relationship with cooperating partners wishing to serve their patient base in a truly comprehensive manner.

In addition to the channels identified above, StepOne Personal Health is continually developing new products and services that provide additional added value. The year 2014 will see the roll-out of compelling new products including a

Women's Health program addressing female hormone management, Men's Health as it relates to testosterone and it's role in healthy aging, designer supplements that encourage maximum tissue absorption and additional strategic partnerships, especially in the area of corporate and consumer services.

Distinctive Competencies

StepOne Personal Health takes pride in being the first to deliver a truly integrated and comprehensive offering that provides longitudinal support to each and every consumer. StepOne Personal Health accomplishes this by placing the consumer at the center of their health experience. A consumer centric model allows for a personally relevant approach to product and service selection. All StepOne Personal Health team members are located in the continental United States and work as a team under general guidelines, allowing our health providers to autonomously educate consumers based on their specific expertise and the specific consumer goal.

Statement Regarding the Internal Controls Surrounding the Operating Process

Within this document, StepOne Personal Health has identified and made best efforts to ensure complete, unambiguous representations and, under the SEC rules, a safe-harbor provision should be emphasized as StepOne Personal Health has made these business and financial projections and forecasts in good faith and represent our approach to asset utilization, business operations and controls simply as follows:

We are committed to operating under an environment whereby maximum stakeholder value is achieved and key investors are maximally protected wile delivering the best possible experience to our consumers in a safe and efficient manner. StepOne Personal Health is committed to act as a fiduciary for all investment partners and works continually under the provisions of Safe Harbor Statutes.

Recognizing this business imperative is crucial to our growth and ultimate success of this new model. To achieve this goal, StepOne Personal Health has identified a snapshot of our **functional business areas**:

1. **Business Development and Sales** - StepOne Personal Health BD is overseen by our Chief Executive Officer, Craig Brandman, MD and executed by Jeff Gary, the SVP of Business Development. Sales revenue is derived through a combination of online direct-to-consumer products and services as well as corporate employee assistance contracts that deliver to the core business pipeline as well as repeat consumers who are fully engaged with the

platform. Particular attention is paid to maintaining SLAs (service level agreements) to our customers and enterprise clients. While Craig assumes overall responsibility for the sales and BD efforts, he is assisted by his team of medical providers, and subject matter experts to help educate and assist clients and consumers on the ground level. Under this model, consumer liaisons can help with guidance, suggesting further products and services to create value for our clients.

2. **Marketing, Communications and Social Messaging** - Another of StepOne Health's core competencies is our unique position in the area of marketing and communications. StepOne Personal Health engages with social and marketing experts to accommodate the broadest reach of likely target consumers with the most succinct message for maximum draw. Bi-weekly meetings ensure that our message is direct, timely and relevant, possesses a strong social presence and is actionable. We have found through our strategic communications relationships that all current successful marketing/communications initiatives largely depend on the ability of an organization to position its marketing and communications programs squarely within a social context, thereby maximizing the appreciation within our market recognizing current attitudes, news and trends.
3. **Product and Service Delivery** - StepOne Personal Health leverages robust health information and data warehousing with a simple and elegant front-end to provide an intuitive, easy-to-use portal as an effective tool in consumer engagement. David Clymer, SVP of Strategic Initiatives and StepOne Personal Health Partner has developed innovative approaches to health information collection, delivery and storage that has dramatically lowered health costs and given consumers direct access to the same health information once only available to doctors and insurance companies. Leveraging more than 22 years of laboratory services experience, David created one of the first "direct to consumer" lab services in the country that is an integral resource to the StepOne Personal Health value proposition. StepOne Personal Health has also committed to the development of a domestic call center and fulfillment capability as we see these functions as a core competency, assuring top level service delivery and an additioinal means for revenue generation.
4. **Business Operations and Audit** - StepOne Personal Health employs tight internal controls to ensure our product and services are delivered continually and on-demand at a competitive price. Additionally, all operations must be maintained under an environment of strict privacy protecting consumer specific health information while effectively and efficiently ensuring the maintenance and dissemination of claims data to insurance companies and cooperating health partners. Edwina Rains, Director of Client Services is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in

affecting tight information exchange with the insurance clearinghouse and third-party administrators.

5. **Finance and Accounting** – Our finance and accounting group ensures proper GAAP procedures are followed under a typical healthcare reimbursement environment.
6. **Planning and Analysis** - Our senior management team is continually soliciting business process improvement from all levels and functional members of our team. We've found that soliciting feedback from our internal team as well as responding to market and consumer demands allows us to ensure that strategic initiatives closely align with our mission, vision and values. Additionally, the analytical function assures the proper appraisal of past results and their importance in future strategic planning.

ADDITIONAL NOTES TO THE COMPANY'S BUSINESS PLAN AND OPERATIONS:

StepOne Personal Health delivers a multitude of personalized and customizable health and diagnostic services that meet the demands of today's consumer. Brutalizing StepOne Health's suite of services, consumers are connected to health diagnostic services (labs and specialized tests), a variety if health related nutrition and durable products along with online and live encounters with board-certified health professionals providing guidance and educational assistance. A very simple and common user experience would be an online consumer choosing one of StepOne Health's predefined health experiences which include customized lab panels, diagnostic feedback and a live encounter in person or over the phone with a health expert. The customer also gets the advantage of a personal, private and portable health record where he, or she can track and trend lab results for a lifetime.

has entered into 2 strategic agreements that provide exclusivity of services. StepOne Health maintains an exclusive relationship to provide medical and clinical oversight to MyMedLab and its deliverable collateral in the form of lab and diagnostic testing services. StepOne Health has entered into this agreement for an initial period of 5-years with an auto-renewable 5-year option. StepOne Health has also entered into an agreement with Assurant Insurance Services to provide back-end facilitation of their lab and diagnostic services to their retail and wholesale clients, including clinical oversight and direction. This agreement to provide these services is for an initial period of 5-years with an auto-renewable 5-year option. Exhibits and their details are proprietary and are disseminated on a case-by-case basis and not considered for public consumption.

The Company's current operations involve selling products and services on a limited basis within the current market. Current operations suggest an ARPU (Average Revenue Per User) of approximately $270.07. Under a fully capitalized environment with an expected upswing in volume, the Company is anticipating ARPU at approximately $184.06, $203.10 and $200.75 respectively for three years looking forward. Variability in ARPU is related to changes in the future product mix as well as returning customer habits.

Through the Company's current social messaging and marketing efforts, the average health consumer (user) would access the platform / site as any online consumer would .The suite of products and services is available and eligible for insurance reimbursement in some cases. All disclosures are made evident to the user and the flow of funds goes directly from the consumer to the Company.

The Company maintains an active relationship with MyMedLab under cost-plus purchasing. In general, the extended cost to the Company is $20 under the retail price to the consumer. Receipts are split at the transaction level for cash payers and upon receipt of 3rd party payment receipt. The contract with Assurant is a FIVE year agreement to provide backend fulfillment for health and diagnostic services and is automatically renewable thereafter. The Company will recognize $45 per unit of service with Assurant on our co-branded health/diagnostic services to be sold in retail and drugstore locations.

Company Milestones:

- **October 2013** – The Company entered into a preferred partner agreement with 23andme.com
- **November 2013** – The Company completed the first release of its online consumer destination, www.steponehealth.com with successful user acceptance testing.
- **December 2013** – The StepOne Personal Health experience of extended products and services rolls-out to a targeted peer focus group with positive overall feedback on functionality and service level.
- **January 2014** – The Company publically launches its online consumer destination at the Digital Health Forum within the Consumer Electronics Show (CES). A PR Newswire introduces StepOne Personal Health with favorable reviews.
- **March 2014** – The pre-production release of the StepOne Health retail online shopping mall, representing "best in class" health and consumer wellness products is launched. The production release with new enhancements was launched in July and new products and services are continually added as an enhancement to the already fully integrated personal and private consumer centric health record.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

B. Exit Strategies:

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition by another Company

A. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $2,100,000

Company Structure

- Private early stage Medical Technology Company.
- Delaware Stock Corporation (Formed as a Limited Liability Company May of 2010, and converted to s Stock Corporation in December of 2014).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TWENTY-ONE THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One Hundred Common Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

B. The Offering

The Company is offering a maximum of 21,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

C. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

D. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Medical Technology Business. See "USE OF PROCEEDS" section.

E. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. The Company has established an Escrow Account with First Republic Bank, where all investment funds will be deposited until the minimum of $100,000 in investment capital is achieved. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company.

F. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

G. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

H. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

I. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

J. Company Convertible Securities

The Company, at the completion of this Offering will have 8,400 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis, when and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% of the state value of $100.00
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

K. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

L. Reporting

The Securities and Exchange Commission, nor any other Federal or Securities Enforcement Entities, requires the Company to required to furnish you with quarterly un-audited financial reports and an annual audited financial report. As part of an agreement with the Alternative Securities Market, that Company has agreed to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

M. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

N. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 20,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

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Q. TERSM AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in StepOne Personal Health, Inc.

The Company	StepOne Personal Health, Inc. is a Delaware Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 49 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $2,100,000 from Investors. The securities being offered hereby consists of up to 21,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9%

Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 20,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with First Republic Bank, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Voting Rights Preferred Stock has NO VOTING RIGHTS

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 509 South Wall Avenue, Joplin, Missouri 64801. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Craig Brandman, MD (Age: 66)	**Chief Executive Officer & Chief Financial Officer** **Chairman of the Board of Directors**

Dr. Brandman is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, Dr. Brandman became a successful entrepreneur in and out of the healthcare industry. For more than 20 years, Craig has brought his comprehensive knowledge of the business of medicine, the clinical requirements of daily practice, and the benefits of technology to health care organizations. Craig was co-founder and CEO of MEDILINQ in addition to creating two other companies including LawPlus, which provided communications solutions to the legal community; and GryphonCA, which provided secure communications solutions to the health care and legal services industries. Before developing these successful companies, Craig was Managing Partner responsible for all clinical services and initiatives for a $65 million physician-management services organization. He has first-hand knowledge of medical transcription, and has harvested its benefits to produce cost-savings for several organizations. Craig received his MD from the SUNY-Downstate Medical Center in New York, and his postgraduate training in Cardiology at the Harbor General Campus of UCLA Medical Center in Los Angeles. Craig is also our Chief Medical Officer and oversees all medical policy and review as well as the oversight of our medical professionals.

Mr. David Clymer(Age: 49)	***Senior Vice President of Strategic Initiatives*** ***Member of the Company's Board of Directors***

David began his career as a regional lab provider in Missouri in 1993. David created MyMedLab, allowing consumers to make informed health care choices for themselves and their families. In 2004 industry leading health providers and the power of the internet took MyMedLab nationwide to becaome one of the first direct-to-consumer lab services in the nation. David still maintains his capacity as CEO of MyMedLab and supplies a critical back-end function and a valuable strategic partnership. David graduated from Southeast Missouri State University.

Mr. Ferris Taylor (Age: 65) ***Affordable Care Strategic Liaison***
Member of the Company's Board of Directors

Ferris is currently the Vice President of Strategy and Planning for Arches Health Plan, a nonprofit health insurance company and CO-OP owned solely by its members for the purpose of participation under the Affordable Care Act. Taylor has more than 30 years of experience in health care, technology and consulting services. Ferris is responsible for StepOne Personal Health strategic planning as it relates to the new legislation under the Affordable Care Act. Taylor founded Pragmatic Health Care Solutions, a health care strategy and marketing consulting firm and from 2003 to 2008, Taylor was vice president of strategic marketing and payer market strategy for Ingenix (now Optum),one of the industry's largest health information technology companies and part of UnitedHealth Group. Additionally, Taylor has also served as the marketing and information services executive for Harvard Community Health Plan, now HPHC and as vice president of marketing and planning for North Shore Medical Center in Salem, Mass, the six community hospital system of Partners Healthcare. A graduate of Brigham Young University in nuclear physics with a minor in Spanish, Taylor holds an MBA with an emphasis in finance and quantitative economics. He is also a graduate of the GHAA/AHIP Executive Program in Managed Care from the University of Missouri.

Mr. Brett Trusko (Age: 50) ***Strategic Advisor***

Brett is the Executive Director of the Texas Institute for Smart Health at Baylor College of Medicine in Houston, Texas. He spends his time finding ways to use innovation and technology to streamline the healthcare experience. He understands health at the level of the data. More. Brett's passion is uncovering the patterns in data that can connect the pieces together. His field of informatics is driving a health revolution by letting real people track changes in their health over a lifetime.

Mr. Jeff Gary (Age: 52) ***Senior Vice President of Business Development***

Jeff is a senior healthcare executive with over 20 years of experience in the health care industry. Jeff was the founder and principal owner of Stratabex LLC, a healthcare business development and consulting firm focused on innovation, quality, and revenue growth and trend mitigation solutions. Jeff is instrumental in developing pipeline strategies in the enterprise arena with medium to large employer groups. Jeff specializes in working with large self-insured employer groups as they are uniquely positioned to take advantage of the StepOne Personal Health service offerings outside the traditional fee-for-service delivery model.

Ms.Gregg Hill (Age: 50) ***Director of Clinical Services***

Gregg is a business and healthcare professional with more than 25 years of experience in business process development, patient care and health organization creation. Prior to his role at StepOne Health, Gregg was one of the founding members, practicing physician assistant and analytics lead for Crossover Health, developing and launching workplace health centers and systems for Apple Computer, Facebook and Applied Materials in the Silicon Valley area. Gregg has specific expertise in EMR migration technologies including training and development for Kaiser Permenante's Health Connect system born in 2007. Gregg has additional deep knowledge in emerging market business systems as a consulting manager for Accenture in Houston, providing client financial due diligence pursuant to Accenture's IPO in 2002. Gregg currently holds his board certification as a Physician Assistant, and is the director for StepOne Health's clinical development standards, consumer messaging, clinical staffing and management of a team of professionals, executing virtual consumer health and wellness services.

Ms.Cheryl Lawson (Age: 50) ***Director of Social Marketing***

Cheryl Lawson brings corporate marketing, entrepreneurial acumen and deep social media marketing and public relations expertise to StepOne Health. Cheryl has been a member of the StepOne Health team since it's inception and will join the company as Director of Communications in 2014. As Communications Director, Cheryl leads the company's PR, social media marketing, and community management initiatives. In addition, she is responsible for developing the company's media and blogger outreach efforts. Before joining StepOne Health, Cheryl served as marketing manager for Fleetwood Enterprises. As marketing manager, Cheryl was in charge of creating the RV division's digital content. Before Fleetwood, Cheryl was a District Manager for General Motors' Pontiac Division. During her ten-year career with GM, Cheryl led corporate to dealer communications in several major markets. Cheryl is the founder of social marketing firm Party Aficionado, LLC where she helps small businesses create social marketing strategies and PR plans. In 2010, Cheryl founded Social Media Tulsa a group that has now become the area's most active social media community. At Social Media Tulsa, Cheryl uses social media, conferences, meetups, and tweetups to connect the areas bloggers, and digital marketing enthusiasts with thought leaders and technology companies from around the globe. Cheryl is a believer in personalized health and advocates for more consumer-focused discussions online and during conferences. Cheryl holds a BA from Southern University in Baton Rouge and a MBA from Nova Southeastern University. She is a marketing course developer for the University of California's Extension Center where she created the course curriculum for the programs social media marketing course among others. Cheryl continues to serve as adjunct professor at UCR.

Ms.Edwina Raines (Age 54) ***Director of Provider Relations***

Edwina is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in affecting tight information exchange with the insurance clearinghouse and third-party administrators. Edwina has developed the StepOne Personal Health process for client billing and assurance that all consumers enjoy the highest level in client satisfaction.

B. *Significant Employees.* All Members of StepOne Personal Health, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of StepOne Personal Health, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In October of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of StepOne Personal Health, Inc. will be entitled to receive an annual salary of:

Mr. Craig Brandman, Chief Executive Officer & Chief Financial Officer	$108,000
Mr. Jeff Gary, Senior Vice President of Business Development	$80,000
Ms. Chelia Potts Laurance, Director of Operations	$65,000
Mr.Gregg Hill, Director of Clinical Services	$80,000
Ms. Edwina Raines, Director of Provider Relations	$65,000

NOTE: No compensation has been accrued nor will any compensation be accrued or paid until the Company has satisfactorily raised the minimum capital within the terms of this Regulation A Offering. The Company's Executive Management and extended team have elected to have all salaries deferred and not-accrued to this Offering. Therefore, the Company does not intend to distribute any funds related to past performance.

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. David Clymer Senior Vice President 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 25,000 Shares (25%) Preferred Stock: No Shares	Common Stock: 25,000 Shares (25%) Preferred Stock: No Shares
Mr. Craig Brandman Chief Executive Officer & CEO 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 26,500 Shares (26.5%) Preferred Stock: No Shares	Common Stock: 26,500 Shares (26.5%) Preferred Stock: No Shares
Mr. Steven Thomas Shareholder 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 12,500 Shares (12.5%) Preferred Stock: No Shares	Common Stock: 12,500 Shares (12.5%) Preferred Stock: No Shares
Mr. Ferris Taylor Affordable Care Liaison 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares
Ms. Chelia Potts Director of Operations 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares
Mr. Jeff Gray Senior Vice President 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Ms. Edwina Rains Director of Provider Relations 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares

Mr.Greg Hill Director of Clinical Services 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares	Common Stock: 3,000 Shares (3%) Preferred Stock: No Shares
Mr. James Cunningham Shareholder 509 South Wall Avenue Joplin, Missouri 64801	Common Stock: 2,500 Shares (2.5%) Preferred Stock: No Shares	Common Stock: 2,500 Shares (2.5%) Preferred Stock: No Shares
(*) Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: 2,000 Shares (2%) Preferred Stock: No Shares	Common Stock: 2,000 Shares (2%) Preferred Stock: No Shares

(*) Upon qualification of this Registration Statement, the Company will issue 2,000 (TWO THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. David Clymer, a member of the Company's Board of Directors and Mr. Craig Brandman, the Company's Chief Executive Officer together own the majority of the issued and outstanding controlling Stock Units of StepOne Personal Health, Inc. Consequently these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. David Clymer & Mr. Craig Brandman will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

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ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TWENTY-ONE THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $2,100,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - YEAR 2: (Shareholder Conversion Option)

    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - YEAR 3: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 21,000 9% Convertible Stock Units in StepOne Personal Health, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 21,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Dr. Craig Brandman is the Chief Executive Officer of StepOne Personal Health, Inc. and currently owns TWENTY-SIX THOUSAND FIVE HUNDRED (26,500) Common Stock Shares of the Company, which is 26.5% of the Company's total number of the current Common Stock Issued and Outstanding. No Common Stock is being issued in this Offering. Upon completion of this Offering, the Company will have 21,000 Shares of Preferred Stock Issued to Shareholders.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Broker Dealer, Alternative Securities Market, LLC, and the Company's Chief Executive Officer, Dr. Craig Brandman, will each use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $2,100,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with First Republic Bank, and only after $100,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of January 1st, 2015 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. <u>No Common Stock is being offered in the Offering Circular</u>.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of January 1st, 2015 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TWENTY-ONE THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of February 1st, 2015, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 10 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of February 1st, 2015, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

"Un-Audited"

ANNUAL

StepOne Personal Health

BALANCE SHEET (Unaudited)

12/31/2014

ASSETS

Cash	$	46,005
Accounts receivable		-
Pre-paid expenses		-
Deposits		-
Other Technology Investment		350,000
Total assets	$	396,005

LIABILITIES AND OWNERS' EQUITY

Accounts payable	$	-
Other		-
Total Liabilities		-
Owner's equity:		
Paid in capital / retained earnings	$	396,005
Total liabilities and owners' equity	$	396,005

I certify these financial statements to be true and accurate

Craig Brandman

Name: Craig Brandman
Title: CEO

ANNUAL

StepOne Personal Health

STATEMENT OF REVENUE AND EXPENSES (Unaudited)

For the period of January 2014 through December 31, 2014

REVENUE		
Sales	**$**	**33,505**
EXPENSES		
Salaries & Wages	**$**	**-**
General and Administrative		**-**
Technology Expense		**-**
Travel and Entertainment		**-**
Legal		**-**
Net Income (Loss)	**$**	**33,505**

I certify these financial statements to be true and accurate

Craig Brandman

Name: Craig Brandman
Title: CEO

ANNUAL

StepOne Personal Health

STATEMENT OF OWNERS' EQUITY (Unaudited)

For the period of January 2014 through December 31, 2014

Capital Contributions	**$**	**362,500**
Net Income (Loss)	**$**	**33,505**
Balance, December 31, 2014	**$**	**396,005**

I certify these financial statements to be true and accurate

Craig Brandman

Name: Craig Brandman
Title: CEO

ANNUAL

StepOne Personal Health

STATEMENT OF CASH FLOWS (Unaudited)

For the period of January 2014 through December 31, 2014

Cash flows from operating activities		
Net income	**$**	**33,505**
Adjustments	**$**	**-**
Changes in assets and liabilities		
Prepaid expense	**$**	**-**
Accounts payable and accrued expenses	**$**	**-**
Due to affiliates	**$**	**-**
Net cash provided by operating activities	**$**	**33,505**
Cash flows from investing activities		
Technology in progress	**$**	**-**
Increase in deposits	**$**	**-**
Net cash used in investing activities	**$**	**-**
Cash flows from financing activities	**$**	**-**
Contributions from members	**$**	**-**
Additions to deferred financing costs	**$**	**-**
Loans from owners'	**$**	**-**

Loan repayments to owners'	**$**	**-**
Net cash provided by financing activities	**$**	**-**
NET INCREASE (DECREASE) IN CASH	**$**	**33,505**
Cash, December 31, 2014	**$**	**46,005**

I certify these financial statements to be true and accurate

Craig Brandman

Name: Craig Brandman
Title: CEO

ANNUAL

StepOne Personal Health

BALANCE SHEET (Unaudited)

12/31/2013

ASSETS

Cash	$	12,500
Accounts receivable		-
Pre-paid expenses		-
Deposits		-
Other Technology Investment		350,000
Total assets	$	362,500

LIABILITIES AND OWNERS' EQUITY

Accounts payable	$	-
Other		-
Total Liabilities		-
Owner's equity:		
Paid in capital / retained earnings	$	362,500
Total liabilities and owners' equity	$	362,500

I certify these financial statements to be true and acurate

____

Name: Craig Brandman
Title: CEO

ANNUAL

StepOne Personal Health

STATEMENT OF REVENUE AND EXPENSES (Unaudited)

For the period of January 2013 through December 31, 2013

REVENUE		
Sales	$	-
EXPENSES		
Salaries & Wages	$	-
General and Administrative		-
Technology Expense		-
Travel and Entertainment		-
Legal		-
Net Income (Loss)	$	-

I certify these financial statements to be true and acurate



Name: Craig Brandman
Title: CEO

ANNUAL

StepOne Personal Health

STATEMENT OF OWNERS' EQUITY (Unaudited)

For the period of January 2013 through December 31, 2013

Capital Contributions	$	362,500
Net Income (Loss)	$	-
Balance, December 31, 2013	$	362,500

I certify these financial statements to be true and acurate



Name: Craig Brandman
Title: CEO

ANNUAL

StepOne Personal Health

STATEMENT OF CASH FLOWS (Unaudited)

For the period of January 2013 through December 31, 2013

Cash flows from operating activities		
Net income	$	-
Adjustments	$	-
Changes in assets and liabilities		
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Due to affiliates	$	-
Net cash provided by operating activities	$	-
Cash flows from investing activities		
Technology in progress	$ (300,000)	
Increase in deposits	$	-
Net cash used in investing activities	$ (300,000)	
Cash flows from financing activities	$	-
Contributions from members	$	300,000
Additions to deferred financing costs	$	-

Loans from owners'	$	-
Loan repayments to owners'	$	-
Net cash provided by financing activities	$	300,000
NET INCREASE (DECREASE) IN CASH	$	-
Cash, December 31, 2013	$	12,500

I certify these financial statements to be true and acurate

Craig Brandman

Name: Craig Brandman
Title: CEO

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

StepOne Personal Health, Inc.

By: Mr. Craig Brandman



By: ____
Name: Mr. Craig Brandman
Title: Chief Executive Officer & Chief Financial Officer
Senior Shareholder (26.5% of issued and outstanding Common Shares)

By: Mr. David Clymer



By: ____
Name: Mr. David Clymer
Title: Advisor & Senior Shareholder (25% of issued & outstanding Common Shares)

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)



By: ____
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement
Minority Shareholder (5% of issued and outstanding Common Shares)

Signature Certificate

Document Reference: EDXKYBIHZIG5EFGFB8R3KE

RightSignature
Easy Online Document Signing

Dr. Brandman
Party ID: A8RP8SJE8L5VZK68HA9R5M
IP Address: 108.192.96.45
drbrandman@steponehealth.com



2c1780d0b5601206a2d4dc531c45954e885c44a8



Clyde
Party ID: 4ZI7LYJVD4BEYYIIZ6U5GC
IP Address: 108.192.96.45
drbrandman@steponehealth.com



2c1780d0b5601206a2d4dc531c45954e885c44a8



Alternative Securities Markets Group
Party ID: HJXUCYIKIL8V68JC9MRD8K
IP Address: 76.91.17.17
legal@asmmarketsgroup.com



56b181e977d7c8bfc81de78b4102939c10cb9e46



Timestamp	Audit
	All parties have signed document. Signed copies sent to: Dr. Brandman, Clyde, and Alternative Securities Markets Group.
	Document signed by Dr. Brandman (drbrandman@steponehealth.com) with drawn signature. - 108.192.96.45
	Document viewed by Dr. Brandman (drbrandman@steponehealth.com). - 108.192.96.45
	Document signed by Clyde (drbrandman@steponehealth.com) with drawn signature. - 108.192.96.45
	Document viewed by Clyde (drbrandman@steponehealth.com). - 108.192.96.45
	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.

Signature Certificate

Document Reference: EDXKYBIHZIG5EFGFB8R3KE

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Easy Online Document Signing

Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Conversion StepOne Personal Health, Inc.	
B	Bylaws StepOne Personal Health, Inc.	
C	Legal Opinion Letter Haynes and Boone Law Firm	
D	Subscription Agreement StepOne Personal Health, Inc.	
E	Broker-Dealer & Market Listing Agreement StepOne Personal Health, Inc. & Alternative Securities Markets Group	
F	California Broker-Dealer Filing Alternative Securities Market, LLC (Filed February 2015)	
G	Copy of Company page at: http://www.AlternativeSecuritiesMarket.com	
H	Qualification Letter	To Be Filed Later

PDF Copies of all Exhibits available on the StepOne Personal Health, Inc. Page at:

http://www.AlternativeSecuritiesMarket.com (access also through http://www.ASMGCorp.com)


EXHIBIT A

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 12/01/2014
FILED 12:00 PM 12/01/2014
SRV 141471415 - 4824834 FILE

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is BIOHUB, LLC.

2.) The jurisdiction immediately prior to filing this Certificate is DELAWARE.

3.) The date the Limited Liability Company first formed is 05/18/2010.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is BIOHUB, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is STEPONE PERSONAL HEALTH, INC.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 24th day of November, A.D. 2014.

By: 

Name: Dr. Craig Brandman
Print or Type

Title: Chief Executive Officer
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 12/01/2014
FILED 12:00 PM 12/01/2014
SRV 141471415 - 4824834 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
***A* STOCK CORPORATION**

- **First:** The name of this Corporation is STEPONE PERSONAL HEALTH, INC.

- **Second:** Its registered office in the State of Delaware is to be located at 1201 Orange Street #600 Street, in the City of Wilmington County of New Castle Zip Code 19801.

The registered agent in charge thereof is Agents and Corporations, Inc.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 101,000,000 shares (number of authorized shares) with a par value of $0.001 per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
Name Dr. Craig Brändman
Mailing Address 509 Sough Wall Avenue
Joplin, Missouri Zip Code 64801

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 24th day of Novembeer, A.D. 2014.

BY: [signature]
(Incorporator)

NAME: Dr. Craig Brandman
(type or print)


EXHIBIT B

BYLAWS

OF

StepOne Personal Health, Inc.

BYLAWS

OF

StepOne Personal Health, Inc.

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the Shareholders may be called by the Board of Directors, Chairman of the Board or President, and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the Shareholders shall be held at such a place within our outside of the State of Delaware as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States Mail, with postage thereon prepaid, directed to the shareholder at his / her / its address as it appears on the record of the shareholder, or, if he / she / it shall have filed with the Secretary of the Corporation a written request that notices to him / her / it be mailed to some other address, then directed to him / her / it a such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment of the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him / her / it.

6. Inspectors of Election

The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meeting

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws or such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his or her vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified items of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent to dissent without a meeting, may authorize another person or persons to act for him or her by proxy.

Every proxy must be signed by the shareholder or their / its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders

Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing the Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than FIVE nor more than NINE, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were not vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire board shall be FIVE.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum and Term of Directors

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceeding of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of ach special meeting of the Board shall be given to each director either by mail not later than noon, Delaware Time, on the third day prior to the meeting or b telegram, written message or orally not later than noon, DelawareTime, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States Mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram or messenger shall be sent to each director at the address designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in a committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors

The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

11. Interest of Directors in a Transaction

Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his / her / their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or Committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to the shareholders.

ARTICLE III

OFFICERS

1. Election of Officer

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed; and until his or her successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his or her term of office shall extent to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his or her contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the Seal of the Corporation, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the Corporate Seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurer

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursement, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceeding of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of Delaware or at the office of its transfer agent or registrar in the State of Delaware, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates

The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The Shares may be sealed with the Seal of the Corporation or a facsimile thereof. The signatures of the officer upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registrar other than the Corporation or its employee. In the case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of Texas; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares

Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent or a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates

No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V

OTHER MATTERS

1. Corporate Seal

The Board of Directors may adopt a Corporate Seal, alter such Seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year

The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments

Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

EXHIBIT C

Bo Sartain
Haynes and Boone Law Firm
2323 Victory Avenue, Suite Dallas, Texas 75219
Phone: (213) 407-4386

10 February 2015

StepOne Health
99 Stonegate Rd.
Portola Valley, CA 94028

Re: StepOne Health
Qualification and Registration of Securities

Ladies and Gentlemen:

At your request, we have examined the Offering Statement ("Offering Statement") on Form 1-A (File No. 024-10385) of StepOne Health, a Delaware Corporation, (Company) in connection with the qualification under the Securities of 1933, as amended, of the offer and sale of up to TWENTY ONE THOUSAND (21,000) Cumulative 9% Convertible Preferred Stock Units of the Company (the Securities) by the Company.

In rendering the opinion below, we examined originals of those corporate and other records and documents we considered appropriate. We assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies.

Based on this examination, we are of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for, and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

This opinion letter is limited to the standard requirements placed upon corporations and their directors and officers generally in connection with the issuance of securities such as the Securities.

We hereby consent to the use of this opinion letter as an Exhibit to the Offering Statement and as an exhibit to the Registration Form.

Sincerely,



Bo Sartain


EXHIBIT D

StepOne Personal Health, Inc.

509 Sough Wall Avenue

Joplin, Missouri 64801

DRBRANDMAN@STEPONEHEALTH.COM

Company Direct: (650) 529-0801

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 21,100

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the **StepOne Personal Health, Inc.** Offering Circular dated FEBRUARY 20th, 2015 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online “E-Check” or Traditional Papery Check) or money order made payable to "**StepOne Personal Health, Inc.**" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by **StepOne Personal Health, Inc.** Company Managers and subject to additional conditions described in the Offering Circular. I further understand that **StepOne Personal Health, Inc.** Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of **StepOne Personal Health, Inc**, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made ________________________________, by and between **StepOne Personal Health, Inc.**, a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TWENTY-ONE THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **StepOne Personal Health, Inc., 509 Sough Wall Avenue, Joplin, Missour 64801**, payable by check to the order of **StepOne Personal Health, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

Company Convertible Securities: All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted

average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

5 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **StepOne Personal Health, Inc., 509 Sough Wall Avenue, Joplin, Missour 64801,** or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. If any provision of this Subscription Agreement is determined to be invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict with such applicable law and shall be deemed modified to conform with such law. Any provision of this Agreement that may be invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provision of this Agreement, and to this extent the provisions of this Agreement shall be severable.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this

Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

    NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

    NOTICE: SUBSCRIBERS TO THIS OFFERING UNDERSTAND THAT THEY HAVE NOT WAIVED ANY RIGHT THAT THEY MAY HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAWS.

13. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

14. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related

costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

15. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

StepOne Personal Health, Inc.

By: ______________________________________
Dr. Craig Brandman, MD, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Name of Purchaser

INVESTOR CONTACT INFORMATION:

Name: ______________________________

Spouse Name (if applicable): ______________________________

Address: ______________________________

Address Line 2 (if applicable): ______________________________

City: ______________________________

State or Province: ______________________________

Postal Code / Zip Code: ______________________________

Country: ______________________________

Best Phone Number: ______________________________

Alternate Phone Number (not required): ______________________________

Email Address: ______________________________

PART TWO: INVESTOR QUALIFICATION

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

Investor Suitability Questionnaire: Choose One Answer for each of the next FIFTEEN Questions:

1. ***Income Tax Bracket:***

(__) 15% or less

(__) 15-27%

(__) 28% or more

2. ***When do you expect to need the funds from your Investments:***

(__) Less than one year

(__) 1-3 years

(__) 3-5 years

(__) 6-10 years

(__) 11+ years

3. ***Net Worth (excluding your home):***

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. ***Annual Income:***

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. ***Household Income:***

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. ***Employment Status:***

(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***

(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. Annual Expenses:

(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to the Alternative Securities Market

(__) YES

(__) NO

DISCLAIMER

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.



EXHIBIT E

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

BROKER DEALER PLACEMENT AGENT SELLING AGREEMENT FOR:
StepOne Personal Health, Inc.

This agreement (the "Agreement") is made as of *February 20th, 2015*, by and between STEPONE PERSONAL HEALTH, INC, a DELAWARE Stock Corporation, with its principle place of business at 509 Sough Wall Avenue, Joplin, Missouri 64801 ("Company") and Alternative Securities Market, LLC, a California Limited Liability Company organized under the State of California, with its principle place of business at 4050 Glencoe Avenue, Marina Del Rey, California 90292 ("Broker").

The Company hereby agrees with Broker as follows:

1. Broker is a registered Broker-Dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), a part of whose business consists of the sale of securities. Broker is also registered as a Broker-Dealer under the Securities Laws of one or more states of the United States.

2. The Company is seeking to complete a Direct Public Offering of Convertible Preferred Stock on the terms and conditions of the Company's prospectus to be qualified by the United States Securities & Exchange Commission pursuant to Regulation A, and any amendments thereto (the "IPO").

3. Broker desires to participate and assist in the Offering and sale of the Securities on a "*Best Efforts*" basis by soliciting, through Broker's Authorized and Licensed personnel, subscriptions for the purchase of the Securities in accordance with the terms of the Qualified Regulation A Offering & Prospectus and any amendments thereto. The Company desires to authorize Broker to enter into such solicitation efforts and to obtain such subscriptions, and it is the purpose of this instrument to set forth the agreement of the parties relative to such authorization.

4. Broker also desires to act as originator and manager of selling group of any other participating Licensed Broker-Dealers on an exclusive basis with respect to the IPO. Broker has industry contacts, associations and relationships with other FINRA-Member Broker-Dealers that may be interested in acting in the capacity of selling agent on a best efforts basis in the Company's IPO. Broker desires to act as a manager of a group of participating FINRA Member Broker Dealers that will act as selling agents with Broker as subagents under the terms and conditions of this Agreement.

5. Broker understands and acknowledges that the offer and sale of Securities will be Registered with the Securities and Exchange Commission under Section 5 of the Securities Act, as amended (the "Act"), as well as registration or qualification afforded by the "Blue Sky" Laws of those jurisdictions in which the Securities are offered or sold.

6. Broker shall solicit subscriptions to purchase the Securities in compliance with all applicable Federal and State Securities Laws, the terms of the Qualified Regulation A Offering, Prospectus and amendments thereto, and the provision of this Agreement. Neither Broker nor any Officer, Agent Employee or other representative of the Broker is authorized to utilize or to display to any person, in connection with the solicitation of subscriptions for the Securities any information or material other than the Prospectus Memoranda and such other information or material as may be authorized and actually furnished by the Company to the Broker in connection with the Offering.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

7. The Company shall have the right, in its sole discretion, to accept or reject any subscriptions tendered by Broker in whole or in part. Subscriptions need not be accepted in the order in which they are received.

8. All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

9. The Company represents and warrants to Broker and agrees as follows:

   a. The Company is a Stock Corporation duly organized and validly existing under the Laws of the State of Delaware, with all requisite power and authority to enter into and perform this Agreement.

   b. The Company is not in violation of its Articles of Incorporation; the Company is not in default in the performance or observance of any material obligation agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Articles of Incorporation of the Company and do not and will not conflict with, or result in a breach of any of the tenets or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under, any material indenture, mortgage loan agreement, note, lease, or other agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its properties.

   c. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms.

   d. That no offer and no sale of the Securities will not begin until the Regulation A Registration Statement has been duly qualified by the United States Securities and Exchange Commission and the Securities have been registered in all of the States where the Securities will be offered for sale.

10. Broker represents and warrants to the Company and agrees as follows:

    a. Broker is a Limited Liability Company duly organized and validly existing under the Laws of the State of California with corporate power and authority to enter into and perform all of its obligations under this agreement.

    b. Broker is not in violation of its Certificate of Incorporation or By-laws; Broker is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, note, lease, tax return or other agreement or instrument to which it is a party or by which it or any of its properties is bound; and the execution and delivery of this Agreement, the consummation of the transactions contemplated herein and compliance with the terms hereof have been duly authorized by all necessary action and do not and will not result in any violation of the Certificate of Incorporation or By-laws of the Broker, and do not and will not conflict with, or result in the creating or imposition of any lien, charge or encumbrance upon any property or assets of Broker under, any material indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which Broker is a party or by which it or any of its properties is bound, or any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction, having jurisdiction over Broker or any of its properties.

    c. This Agreement has been duly executed and delivered by Broker and constitutes the legal, valid and binding obligations of Broker, enforceable against it in accordance with its terms.

    d. Broker is duly registered as a Broker-Dealer in such states as it is required to be so registered in all states wherein the Broker will act on behalf of the Company as a placement or sales agent for the Securities.

    e. Broker will: (i) conduct the Offering and Sale of the Securities in accordance with the provisions of Federal and Applicable State Securities Laws; and (ii) shall limit the Offering of the Securities who meet the suitability standards set forth under Regulation A and, prior to any offer of the Securities to any such persons, have reasonable grounds to believe, and in fact believe, that such person meets such standards and maintain memoranda and other appropriate records substantiating the foregoing.

    f. Broker will not use or employ any information or materials in connection with the Offering and Sale of the Securities other than the Qualified Registration Statement.

    g. Broker will obtain and forward to the Company all documentation required to accompany subscriptions for Securities, fully and properly completed.

11. Indemnification:

    a. The Company shall indemnify, and hold harmless, Broker and each person, if any, who controls Broker (within the meaning of either the Act or the Securities Exchange Act of 1937) as follows:

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

i. Against any and all loss, claim, liability and expense, whatsoever arising out of any untrue statement of a material fact contained in the prospectus (or any amendment or supplement thereto), or the omission or alleged omission there from of a material fact required to be stated therein or necessary to make the statements therein not misleading;

ii. Against any and all loss, liability, claim, damage and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

iii. Against any and all expense whatsoever (including fees and disbursements of counsel chosen by Broker and approved by the Company, which approval shall not be unreasonably withheld) reasonably incurred in investigating, preparing or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission or based upon any "blue sky" filings, or lack thereof. It shall be the Company's responsibility to only accept subscriptions in the States where the Company's Securities have been properly qualified.

b. Broker shall indemnify and hold harmless the Company, each director and officer of the Company, and each person who controls the Company (within the meaning of either the Act or the Securities Exchange Act of 1934), each consultant or financial advisor of the Company, and each agent, attorney, or representative of the Company, against any and all loss, claim, damage, liability and expense, but only with respect to false or misleading statements, alleged false or misleading statements, made by Broker, or any officer, director, employee or agent of Broker, not contained in the qualified registration statement / prospectus.

c. Each indemnified party shall give prompt notice to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify any indemnifying party shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Any indemnifying party may participate at its own expense in the defense of such action. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

d. If the indemnification is unenforceable, although applicable in accordance with its terms, then the parties agree that in order to provide for just and equitable contribution, they each shall proportionately contribute to the aggregate losses, claims, damages, liabilities or expenses contemplated by such indemnity agreement incurred by each of them, provided, however, that no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

12. All representations, warranties, covenants and agreements made herein or in certificates and instruments delivered pursuant hereto, shall remain in full force and effect regardless of any investigation made by or on behalf of Broker and its controlling persons, or the Company and its controlling persons, or any agreement of any of them, and shall survive sale and delivery of the Securities to be offered hereunder.

13. All notices hereunder shall be in writing, and shall be personally delivered or sent by first class registered or certified mail, postage prepaid, to the parties at their respective addresses shown below, or such other addresses as may be so designated.

14. Time shall be of the essence of this Agreement.

15. This Agreement (other than those portions that survive) may be terminated by either party at any time by written notice to the other party.

16. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, or its interpretation or effectiveness, and which is not settled between the parties themselves, shall be settled by binding arbitration in Los Angeles County, California in accordance with the rules of the American Arbitration and judgment upon the award may be entered in any court having jurisdiction thereof. The prevailing party in ay litigation, arbitration or mediation relating to collection of fees, or any other matter under this Agreement, shall be entitled to recover all its costs, if any, including without limitation reasonable attorney's fees, from the other party for all matters, including, but not limited to, appeals. This Agreement is made in the State of California, and all questions related to the execution, construction, validity, interpretation and performance of this Agreement and to all other issues or claims arising hereunder, shall be governed and controlled by the Laws of the State of California.

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Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written.

Company:
StepOne Personal Health, Inc.

Signature: 

Printed Name: Craig Brandman

Title: President and CEO

Broker-Dealer:
Alternative Securities Market, LLC

By: 
CEO or Vice President, Alternative Securities Market, LLC

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

THIS AGREEMENT, dated as of the date executed by ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION ("ASMG"), a California Stock Corporation, located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, by and between **StepOne Personal Health.**

The Company's eligibility to list and promote its securities offering on the Alternative Securities Market's ("ASM") Primary and Secondary Private Alternative Securities Market at http://www.ASMGCorp.com is more fully defined in, and is governed by, the ASMG Market Listing Agreement, as amended from time to time, which, together with all attachments, appendices, addenda, cover sheets, amendments, exhibits, schedules and other materials referenced therein (collectively, the "Agreement"), are attached hereto and incorporated herein by reference in their entirely.

The Company requests to enter into a Market Listing Agreement with ASMG and to have its securities listed on one of the following tiers of the Alternative Securities Markets at http://www.ASMGCorp.com, as applicable, as evidenced by an authorized officer of the Company initialing and dating below next to the Alternative Securities Market Tier being requested:

MUST CHOOSE ONE ASM MARKET TIER BELOW:

ASM MARKET	Initials	Date
ASM VENTURE MARKET *(Raising $100,000 to $1,000,000)*		
ASM MAIN MARKET *(Raising $1,000,001 to $5,000,000)*	X cb	X 02/20/2015
ASM GLOBAL PRIVATE MARKET		
ASM POOLED FUNDS MARKET		

SEE MARKET TIER LISTING REQUIREMENTS ON THE NEXT PAGE BEFORE CHOOSING A MARKET TIERM TO APPLY FOR LISTING:

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

ASM VENTURE MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $100,000 USD
- Maximum Offering: $1,000,000 USD
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM MAIN MARKET:

- U.S & Canadian Companies Only
- Securities are issued pursuant to Regulation A and Regulation S ONLY
- Market open to all U.S. Investors and International Investors (accredited and non-accredited)
- Regulation A Shares issued unrestricted (unless the Company is a shell) – Immediately free trading
- Regulation S Shares issued with 6-12 month restrictions on trade
- Minimum Offering: $1,000,001 USD
- Maximum Offering: $5,000,000 USD
- Proposed New Maximum Offering: $50,000,000 USD (upon enactment of Regulation A Plus / Tier II)
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- SEC Review and Qualification required prior to the marketing or sale of any securities. NASAA Coordinated Review will follow SEC review, comment and qualification.

ASM GLOBAL PRIVATE MARKET:

- U.S., Canadian and International Companies
- Securities are issued pursuant to Regulation D and Regulation S
- Market open to all U.S. Accredited Investors and International Investors (No non-accredited)
- Regulation D Shares issued with 6-12 month restrictions on trade
- Regulation S Shares issued with 6-12 month restrictions on trade
- U.S. and Canadian Company Minimum Offering: $5,000,001 USD
- International Company Minimum Offering: $1,000,001 USD
- Maximum Offering: Unlimited
- Un-audited Financial Statements required
- SEE MARKET TIER PUBLIC REPORTING REQUIREMENTS LISTED BELOW
- No SEC Comment or Review

ASM POOLED FUNDS MARKET:

- By Invite Only

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

MARKET SEGMENTS:

(___) Alternative Securities Market Aviation & Aerospace Market

(___) Alternative Securities Market Biofuels Market

(___) Alternative Securities Market California Water Rights Market

(___) Alternative Securities Market Commercial Mortgage Clearinghouse

(___) Alternative Securities Market Energy Market

(___) Alternative Securities Market Entertainment & Media Market

(___) Alternative Securities Market Fashion & Textiles Market

(___) Alternative Securities Market Financial Services Market

(___) Alternative Securities Market Food & Beverage Market

(___) Alternative Securities Market Hotel & Hospitality Market

(___) Alternative Securities Market Life Settlement Market

(___) Alternative Securities Market Medical Device & Pharmaceuticals Market

(___) Alternative Securities Market Mining & Mineral Rights Market

(___) Alternative Securities Market Oil & Natural Gas Market

(___) Alternative Securities Market Residential Mortgage Market

(___) Alternative Securities Market Restaurant & Night Club Market

(___) Alternative Securities Market Retail & E-Commerce Market

(_X_) Alternative Securities Market New Technologies Market

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Type of Direct Public Offering: *(Choose One)*

Common Stock: (__)
Preferred Stock: (_X_)
Membership Units / Equity Interests: (__)
Debt Note / Corporate Bond: (__)
Royalty Interest: (__)
Terms: __See Below__________________________

Convertible Debt Note Offering:

$2,100,000 USD

- Issued Pursuant to Regulation A
- TWENTY-ONE Thousand Convertible Preferred Stock Shares
- $100 Per Convertible Preferred Stock Share (FaceValue)
- 9% Per Annum Rate of Return (Interest)

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the volume weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

Type of Investor Reporting: *(Choose One of Three options below)*

(X) OPTION ONE: Investor Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*). All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Annual Audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of AUDITED financial statements within 60 days of the close of each business fiscal year. Company audited financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*).

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

( ) OPTION TWO: Limited Investor Reporting Company:

- **Quarterly Un-audited Financial Statements:** Company Agrees to furnish Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company financials shall be emailed to LEGAL@AlternativeSecuritiesMarket.com and will be distributed privately to all investors of the Company (*not for public view or distribution*). All un-audited financial statements will be signed as "*true and accurate*" by the Chief Executive Officer and/or the Chief Financial Officer of the Company.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

(N/A) OPTION THREE: Investor Non-Reporting Company - ONLY AVAILABLE FOR COMMERCIAL MORTGAGE CLEARINGHOUSE / RESIDENTIAL MORTGAGE CLEARINGHOUSE & LIFE SETTLEMENT MARKET COMPANIES:

- **Monthly Status of the Company Report:** Company agrees that the Company's Chief Executive Officer will publish a monthly "*State of the Company Letter*" and email the "*State of the Company Letter*" to all investors of the Company and to Alternative Securities Markets Group. The "*State of the Company Letter*" should detail the current operational status of the Company, detail any information that the CEO feels is necessary for investors to know and include information on the path the CEO of the Company is looking at taking the company in the short-term and in the long-ter. Company agrees that the "*State of the Company Letter*" will be posted on the Company's private page at www.ASMGCorp.com where they may be viewed by registered users of www.ASMGCorp.com.

- **Corporate Actions:** Certain corporate actions must be disclosed to all investors and to Alternative Securities Markets Group. These include: All Dividends, Stock Splits, New Stock Issues, Reverse Splits, Na me Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to the Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to record date. All Corporate Actions will be published on the Company's page at www.ASMGCorp.com.

The Company agrees to continue to acknowledge that members of Alternative Securities Markets Group Corporation shall continue to be relying on the Company and business information when preparing the Company for a 'Direct Public Offering of Securities' and listing on the Alternative Securities Market. All members of the Company represent that all such information he or she is providing to Alternative Securities Markets Group Corporation is true and complete to the best of his or her knowledge. All members of the Company acknowledge that members of Alternative Securities Markets Group Corporation may provide the information submitted to other necessary parties or its affiliates in the course of preparing the proposed 'Direct Public Securities Offering' and listing on the Alternative Securities Market. All members of the Company shall promptly submit any additional information which supplements or reflects material changes in any of the information submitted to Alternative Securities Markets Group Corporation members. Furthermore, all members of the Company shall certify at each submission that all of the information supplied to Alternative Securities Markets Group Corporation is accurate and complete, to the best of her or her knowledge.

Reporting Requirements: (To Be Emailed to Legal@AlternativeSecuritiesMarket.com)

1. Company agrees to continue to provide the information as requested by the Alternative Securities Markets Group.
2. Copy of Final Business Plan / Private Placement Memorandum
3. Copy of the Articles of Incorporation
4. Details on Current Shareholders (Detail number of shares authorized, detailed number of shares issued and outstanding and who holds those shares).
5. BIOGRAPHIES of each Executive Member of the Company, NO RESUMES
6. Details on any issued options or warrants of the Company
7. Details on any debts of the Company

8. Details on all Permitting, Licensing or Regulatory Approvals Required for operation
9. Complete use of Funds Schedule
10. Un-audiated Financial Statements for 2013 & 2014, or if not incorporated for the past two years, just back to the date of incorporation. Per SEC Rules, the Un-audited Financial Statements MUST include:
    a. Balance Sheets
    b. Profit & Loss Statements
    c. Cash Flow Statements
    d. Statements of Shareholder Equity
    e. Notes to the Financial Statements

Alternative Securities Markets Group to provide the following (ASM Venture Market and ASM Main Market ONLY):

- Preparation of all Securities Registration Statements and Public Offering Memorandums
- All International, Federal & State Registrations, Submissions, Qualifications and Compliance.
- File SEC Form ID for SEC CIK Number and Edgar Filer Passcodes
- Complete Drafting of Regulation A Registration Statement on SEC Form 1-A
- Complete Drafting of Regulation S Securities Offering
- Issuance of International Stock Identification Number
- Printing, Binding and Filing of SEC Form 1-A with the United States Securities and Exchange Commission
- Printing, Binding and Filings of all Amended SEC Form 1-As required for the answering of all comments received from the SEC during the course of the Regulation A Review, Comment and Qualification process
- NASAA Registration of the Regulation A in the Following States (State Registration Fees to be paid upfront by the Alternative Securities Markets Group):
    - California
    - New York
    - Florida
- Publishing of a Company page on the selected market tier that contains all information about the Company's Stock and Offering
- Publishing of a Company page for the Company's publishing of a Public Reporting Requirements

FEES PAID BY THE ALTERNATIVE SECURITIES MARKETS GROUP:

- State Registration and Filing Fees for Direct Initial Public Offering:
    - California: $200 plus 1/5 of 1% of the Offering
    - New York: $300 ($500,000 or less) to $1,200 ($500,001 or more)
    - Florida: $1,000

Costs Associated with Public Listings and Public Offering:

Company acknowledges that there shall be fees associated with the Company's Direct Public Securities Offering and listing on the Alternative Securities Market.

Public Reporting on the Alternative Securities Market:

- Monthly ASM Listing & Public Reporting Fees:
  - $75 per month
- *First payment due upon execution of this agreement, and every month thereafter. Companies will continue to be public reporting during and after public capitalization. Companies are required to keep current their public reporting as detailed in this agreement. This monthly fee shall continue until the Company becomes quoted on the OTCQB or OTCQX Market or a Regulated Stock Exchange such as the NYSE or NASDAQ).*

- All funds to be received by the Company from subscriptions tendered by Broker and accepted by the Company shall be delivered in accordance with the subscription instructions set forth in the Company's Subscription Agreement. Upon the acceptance of each subscription agreement approved by the Company and which has been submitted to the Company through solicitation efforts undertaken by the Broker, Broker will be entitled to receive a commission equal to TEN PERCENT (10%) of the sales price of the Securities which Broker places. The Company shall have no liability or obligation to Broker for any amount other than the commission provided for herein. The Commission shall be payable to Broker only if, as, and when funds are received by the Company from subscriptions for the Securities placed by Broker in accordance with this Agreement.

- 05% of the Company's Current Issued and Outstanding Common Stock Shares to be escrowed with the Company's Legal Counsel in the name of "*Alternative Securities Markets Group*". The Shares of Escrowed Common Stock to be released to "*Alternative Securities Markets Group*" fully diluted at the following milestones:

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 25% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 1.25% of the Company's issued and outstanding common stock)*

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 50% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 2.5% of the Company's issued and outstanding common stock)*

  - 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 75% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG*

Alternative Securities Markets Group

Corporate:
4050 Glencoe Avenue, Marina Del Rey, California 90292
Issuer Direct: 213-407-4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.ASMGCorp.com

would own 3.75% of the Company's issued and outstanding common stock)

- 25% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital as stated on page #4 of this Agreement. *(ASMG would own 5% of the Company's issued and outstanding common stock)*

Additional Items:
Alternative Securities Markets Group Corporation has determined that the structure and terms of the proposed Debt and/or Equity Capital Offering and Listing, as described in this Agreement, are in compliance with all applicable International, Federal, State and Local Laws, Rules and Regulations regarding Private and Public Debt and/or Equity Public Offerings.

We look forward to partnering with you on this business opportunity.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized officers. Signature on this Cover Sheet is in lieu of, and has the same effect as, signature on each document referenced herein.

Company:
StepOne Personal Health, Inc.

Signature: 

Printed Name: Craig Brandman

Title: President and CEO

Company:
Alternative Securities Markets Group Corporation

By: 
CEO or Vice President, Alternative Securities Markets Group Corporation

Signature Certificate


Document Reference: HUGTMDIY255E3PCDXRJC5H

RightSignature
Easy Online Document Signing



drbrandmansteponehealth.com
Party ID: PBTY8LIG42A72YV9AB4G57
IP Address: 108.192.96.45
VERIFIED EMAIL: drbrandman@steponehealth.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 2c1780d0b5601206a2d4dc531c45954e885c44a8





Alternative Securities Markets Group
Party ID: 26JLGJJGA4YILKXMDD93DN
IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:

Multi-Factor
Digital Fingerprint Checksum 56b181e977d7c8bfc81de78b4102939c10cb9e46



Timestamp	Audit
2015-02-20 19:07:25 -0800	All parties have signed document. Signed copies sent to: drbrandmansteponehealth.com and Alternative Securities Markets Group.
2015-02-20 19:07:25 -0800	Document signed by drbrandmansteponehealth.com (drbrandman@steponehealth.com) with drawn signature. - 108.192.96.45
2015-02-20 19:04:57 -0800	Document viewed by drbrandmansteponehealth.com (drbrandman@steponehealth.com). - 108.192.96.45
2015-02-20 18:38:39 -0800	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2015-02-20 18:38:22 -0800	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2015-02-20 18:38:22 -0800	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17



This signature page provides a record of the online activity executing this contract.


EXHIBIT F

FORM BD PAGE 1 (Execution Page)	UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION Date: 01/22/2015 SEC File No: 8-_____ Firm CRD No.: _____	OFFICIAL USE	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

☒ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

A. Full name of *applicant* (if sole proprietor, state last, first and middle name):
Alternative Securities Market, LLC

B. IRS Empl. Ident. No.:
47-2395422

C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

(2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
Please check above.

E. Firm main address: (Do not use a P.O. Box)

4050 Glencoe Avenue, #210	Marina Del Rey	California	90292
(Number and Street)	(City)	(State/Country)	(Zip+4/Postal Code)

Branch offices or other business locations must be reported on Schedule E.

F. Mailing address, if different:

G. Business Telephone Number:
213 (Area Code) 407-4386 (Telephone Number)

H. Contact Employee:
Mr. Steven Joseph Muehler (Name and Title) 213 (Area Code) 407-4386 (Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and 1F.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant*. The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

1/22/15 Date (MM/DD/YYYY)   Alternative Securities Market, LLC - Steve Muehler Name of Applicant

By: [signature] Signature   [signature] Print Name and Title

Subscribed and sworn before me this ____ day of ______, ____ Year by - See Attached Notary Public

My Commision expires ______ County of - See Attached State of - See Attached

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 day of January, 2015, by
(*Date*, *Month*, *Year*)

(1) Steve Muehler
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.


CHUCK JIRO MURAYAMA
Commission # 1990849
Notary Public - California
Los Angeles County
My Comm. Expires Oct 9, 2016

Seal
Place Notary Seal Above

Signature ________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Uniform Application For Broker-Dealer Registration **Document Date:** 1-22-2015

Number of Pages: 1 **Signer(s) Other Than Named Above:** ________

FORM BD
PAGE 2

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

	YES	NO
A. Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	☒	☐
B. Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	☒
C. Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934? *Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.*	☐	☒
D. Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	☒

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☒ FINRA ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER *(specify)* ____________

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
[s] California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant.*

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ____________
☐ Partnership ☒ Limited Liability Company

B. Month *applicant's* fiscal year ends: 12/31

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: California Date of formation: 11/26/2014 (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: ___-____-____

____
(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

	YES	NO
5. Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD. If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	☒
6. Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	☒
7. Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	☒

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

	YES	NO
8. Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☒
B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☒
C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☒
For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9. Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☒
B. wholly or partially finance the business of applicant?	☐	☒
Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10. A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☒	☐
If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☒
If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11. Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE		
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☒
REGULATORY ACTION DISCLOSURE		
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☒

FORM BD PAGE 4

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ______

OFFICIAL USE

OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

	YES	NO
D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☒
(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☒	☐
(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☒
E. Has any *self-regulatory organization or* commodities exchange ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☒
F. Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☒
G. Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☒

CIVIL JUDICIAL DISCLOSURE

	YES	NO
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☒
(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☒

FINANCIAL DISCLOSURE

	YES	NO
I. In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
(1) has been the subject of a bankruptcy petition?	☐	☒
(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☒
J. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☒
K. Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☒

FORM BD
PAGE 5

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015

Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant*. Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A.	Exchange member engaged in exchange commission business other than floor activities	☐ EMC
B.	Exchange member engaged in floor activities	☐ EMF
C.	Broker or dealer making inter-dealer markets in corporate securities over-the-counter	☐ IDM
D.	Broker or dealer retailing corporate equity securities over-the-counter	☐ BDR
E.	Broker or dealer selling corporate debt securities	■ BDD
F.	Underwriter or selling group participant (corporate securities other than mutual funds)	☐ USG
G.	Mutual fund underwriter or sponsor	☐ MFU
H.	Mutual fund retailer	☐ MFR
I.	1. U.S. government securities dealer	☐ GSD
	2. U.S. government securities broker	☐ GSB
J.	Municipal securities dealer	☐ MSD
K.	Municipal securities broker.	☐ MSB
L.	Broker or dealer selling variable life insurance or annuities	☐ VLA
M.	Solicitor of time deposits in a financial institution	☐ SSL
N.	Real estate syndicator.	■ RES
O.	Broker or dealer selling oil and gas interests	■ OGI
P.	Put and call broker or dealer or option writer	☐ PCB
Q.	Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds)	☐ BIA
R.	Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals)	☐ NPB
S.	Investment advisory services	☐ IAD
T.	1. Broker or dealer selling tax shelters or limited partnerships in primary distributions	☐ TAP
	2. Broker or dealer selling tax shelters or limited partnerships in the secondary market	☐ TAS
U.	Non-exchange member arranging for transactions in listed securities by exchange member	☐ NEX
V.	Trading securities for own account	☐ TRA
W.	Private placements of securities	■ PLA
X.	Broker or dealer selling interests in mortgages or other receivables	■ MRI
Y.	Broker or dealer involved in a networking, kiosk or similar arrangement with a:	
	1. bank, savings bank or association, or credit union	☐ BNA
	2. insurance company or agency	☐ INA
Z.	Other *(give details on Schedule D, Page 1, Section II)*	☐ OTH

		YES	NO
13. A.	Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☒
B.	Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☒

Schedule A of FORM BD **DIRECT OWNERS AND EXECUTIVE OFFICERS** (Answer for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.:	**OFFICIAL USE**

1. Use Schedule A only in new applications to provide information on the **direct** owners and executive officers of the *applicant*. Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;

   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant*. For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and

   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.

   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ☒ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5% A - 5% but less than 10% B - 10% but less than 25% C - 25% but less than 50% D - 50% but less than 75% E - 75% or more

7. (a) In the "*Control Person*" column, enter "Yes" if *person* has "*control*" as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
			MM	YYYY			PR		
Mr. Steven Joseph Muehler	I	Managing Member	12	2014	NA	Yes		47-2395422	
Alternative Securities Markets Group Corporation	DE	Sole Shareholder	11	2014	E	Yes		47-2360876	

Schedule B of FORM BD **INDIRECT OWNERS** (Answer for Form BD Item 3)	*Applicant Name:* Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.:	**OFFICIAL USE**

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant*. Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the Instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD **AMENDMENTS TO SCHEDULES A & B** (Amendments to answers for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ____________	**OFFICIAL USE**

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).

2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more; F - Other General Partners

4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD

Page 1

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ■ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I *Other Business Names*

(Check if applicable) ☐ Item 1C(2)

List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II *Other Business*

(Check one) ☐ Item 12Z ☐ Item 13B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III *Successions*

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV *Introducing and Clearing Arrangements / Control Persons / Financings*

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD
Page 2

Applicant Name: Alternative Securities Market, LLC

Date: 1/22/15 Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1 Partnership, Corporation, or Organization Name: Alternative Securities Markets Group Corporation
CRD Number (if any): Recently Filed ADV2 for RIA Firm (Series 65)

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*: 4050 Glencoe Avenue, Unit 210, Marina Del Rey, CA 90292
Effective Date (MM DD YYYY): 10/02/2014
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ■ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ■ Yes ☐ No — Investment Advisory Activities: ■ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.
Investment Advisory Firm

2 Partnership, Corporation, or Organization Name:
CRD Number (if any):

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:
Effective Date (MM DD YYYY): 10/02/2014
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No — Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3 Partnership, Corporation, or Organization Name:
CRD Number (if any):

(check only one)
This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ *is controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:
Effective Date (MM DD YYYY): / /
Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No
If Yes, provide country of domicile or incorporation:
Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No — Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control relationship*. Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD

Page 3

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1

Financial Institution Name	CRD Number (if applicable)
Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

2

Financial Institution Name	CRD Number (if applicable)
Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

3

Financial Institution Name	CRD Number (if applicable)
Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

4

Financial Institution Name	CRD Number (if applicable)
Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A ___ In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?

☐ (2) been *charged* with any *felony*?

11B ___ In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ■ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an order against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any *regulatory proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ■ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ■ State ☐ *SRO* ☐ Foreign
   (Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

   California Department of Corporations

2. Principal Sanction: (check appropriate item)

   ☐ Civil and Administrative Penalty(ies)/Fine(s)
   ☐ Bar
   ■ Cease and Desist
   ☐ Censure
   ☐ Denial
   ☐ Disgorgement
   ☐ Expulsion
   ☐ Injunction
   ☐ Prohibition
   ☐ Reprimand
   ☐ Restitution
   ☐ Revocation
   ☐ Suspension
   ☐ Undertaking
   ☐ Other ______

   Other Sanctions:

   None

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ■ Exact ☐ Explanation

   If not exact, provide explanation: ______

4. Docket/Case Number:

   See Attached Copy of the Order

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

   ☐ Annuity(ies) - Fixed
   ☐ Annuity(ies) - Variable
   ☐ CD(s)
   ☐ Commodity Option(s)
   ☐ Debt - Asset Backed
   ☐ Debt - Corporate
   ☐ Debt - Government
   ☐ Debt - Municipal
   ☐ Derivative(s)
   ☐ Direct Investment(s) - DPP & LP Interest(s)
   ☐ Equity - OTC
   ☐ Equity Listed (Common & Preferred Stock)
   ☐ Futures - Commodity
   ☐ Futures - Financial
   ☐ Index Option(s)
   ☐ Insurance
   ☐ Investment Contract(s)
   ☐ Money Market Fund(s)
   ☐ Mutual Fund(s)
   ☐ No Product
   ☐ Options
   ☐ Penny Stock(s)
   ☐ Unit Investment Trust(s)
   ☐ Other ______

   Other Product Types:

   Private Placement

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

   Alleged Unsolicited Email was send regarding a Private Placement Securities Offering. No Shares of any offering were ever sold.

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final
9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

☐ Acceptance, Waiver & Consent (AWC) ☐ Decision & Order of Offer of Settlement ☐ Settled
☐ Consent ☐ Dismissed ☐ Stipulation and Consent
☐ Decision ☐ Order ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: All Activities of the solicitation of any non-registered Securities were ceased.

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

☐ Monetary/Fine Amount: $ ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions Ordered:

NONE

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate*, date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

- ☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?
- ☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?
- ☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority?*

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ☐ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For Individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other ______

Other Relief Sought:

______

______

3. Filing Date of Court Action (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ______

Other Product Types:

______

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

______

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

______

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

______

______

______

______

______

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

______

10. If pending, date notice/process was served (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ______________

12. Resolution Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ______________________________

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine Amount $[ ] ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

____
____
____

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate*, date paid and if any portion of penalty was waived:

____
____
____
____

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

____
____
____
____
____
____
____
____
____
____
____
____
____
____
____

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses *to* ***Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:
- ☐ (1) has been the subject of a bankruptcy petition?
- ☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding.* An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding.* Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

- ☐ The *Applicant*
- ☐ *Applicant* and one or more *control affiliate(s)*
- ☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER: ______

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle): ______

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership
☐ Compromise ☐ Liquidated ☐ Other ______

2. Action Date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

If not exact, provide explanation: ______

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

Was the Organization *investment-related*? ☐ Yes ☐ No

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

5. Is action currently pending? ☐ Yes ☐ No

6. If not pending, provide Disposition Type: (check appropriate item)

☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released
☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ____________

7. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

Currently Open? ☐ Yes ☐ No

Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL *OR* ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:

11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

   ☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

   If No, provide status date (MM/DD/YYYY): ______ ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

   If No, how was matter resolved? (check appropriate item)

   ☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County <u>and</u> State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):

STATE OF CALIFORNIA – DEPARTMENT OF BUSINESS OVERSIGHT

CONSENT TO SERVICE OF PROCESS

DBO-260.165 (Rev. 7-13)



TO THE COMMISSIONER OF BUSINESS OVERSIGHT OF THE STATE OF CALIFORNIA

CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, [Alternative Securities Market, LLC

(a corporation, partnership or limited liability company organized under the laws of the State of California),

OR

____________________ (an individual),

OR

____________________ (other entity),]

hereby irrevocably appoints the Commissioner of Business Oversight of the State of California, or the Commissioner's successor in office, to be the undersigned's attorney to receive service of any lawful process in any noncriminal suit, action or proceeding against the undersigned, or the undersigned's successor, executor, or administrator which arises under the Corporate Securities Law of 1968 or any rule or order thereunder after this consent has been filed, with the same force and validity as if served personally on the undersigned.

For the purpose of compliance with the Corporate Securities Law of 1968 of the State of California, notice of the service and a copy of the process should be sent by registered or certified mail to the undersigned at the following address:

Alternative Securities Market, LLC

(Name and Address)

4050 Glencoe Ave, # 210, Marina Del Rey, CA 90292

Dated: March 4th, 2015.

[signature]

Mr. Steven J. Mueller

Senior Managing Member

[Insert name of corporation, partnership, limited liability company or other entity]

STATE OF CALIFORNIA – DEPARTMENT OF BUSINESS OVERSIGHT

CONSENT TO SERVICE OF PROCESS

DBO-260.165 (Rev. 7-13) Page 2 of 2

By [signature]

Title Senior Managing Member

OR

[Insert name of individual]

____

State of California)

County of Los Angeles)

On March 4, 2015 before me, Benjamin Herrera Notary Public,

(Name of Notary)

personally appeared Steven J. Muehler

(Here, insert Name and Title of the Officer)

(who proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



Signature See CA All-Purpose Ack
Benjamin Herrera, Notary Public

Any certificate of acknowledgement taken in another place shall be sufficient in the State of California if it is taken in accordance with the laws of the place where the acknowledgment is made.

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On March 4, 2015 before me, Benjamin Herrera Notary Public, (Here insert name and title of the officer)

personally appeared Steven Muehler,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


BENJAMIN HERRERA
Commission # 2096361
Notary Public - California
Los Angeles County
My Comm. Expires Jan 9, 2019

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  _______________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

WESTERN UNION WU

WESTERN UNION FINANCIAL SERVICES INC. - ISSUER - Englewood, Colorado

Payable at Wells Fargo Bank Grand Junction - Downtown, N.A., Grand Junction, Colorado

MONEY ORDER



RALPHS #280

17-036728749

(ISSUING AGENT)

A 726778 D 030415
T 0823 05
170367287498 L 000280

$ 300.00

PAY EXACTLY THREE HUNDRED DOLLARS AND NO CENTS

PAY TO THE ORDER OF State of California

SEC Form TD

PAYMENT FOR/ACCT. #

4050 Glencoe Ave, #210, Marina Del Rey, CA 90292

PURCHASER'S ADDRESS

PURCHASER'S SIGNATURE

⑆102100400⑆ 40170367287498⑈


EXHIBIT G

Alternative Securities Market

The Global Alternative Securities Marketplace

HOME MARKETS TIERS SERVICES MARKET SEGMENTS CONTACT

StepOne Personal Health, Inc.

Direct Public Offering / ASM Main Market / Regulation A



StepOne
HEALTH

StepOne Personal Health, Inc.

- Delaware Stock Corporation
- SEC CIK Number: 0001606811
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Open to All Investors March 2015**

VIEW SEC FILINGS

VIEW PROSPECTUS

HOW TO INVEST

DOCUMENTS



Public Securities Offering (Prospectus)



EXHIBIT LIST



EXHIBIT A



EXHIBIT B



EXHIBIT C



EXHIBIT D

StepOne Personal Health, Inc.

About StepOne Personal Health, Inc:

StepOne Personal Health, Inc. is the virtual destination for consumers trying to understand and make a positive impact on their health using state of the art technology to deliver a more satisfying and proactive expereince, while engaging individuals in the active participation of their health needs. Today, the Company has about 42,000 users.

Additional Information about the Company available at: **http://www.StepOneHealth.com**

Securities being Offered on the Alternative Securities Market Primary Market:

A maximum of TWENTY-ONE THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $2,100,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 5% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 10% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - Optional: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if



The Global Alternative Securities Marketplace

StepOne Personal Health, Inc.

Direct Public Offering / ASM Main Market / Regulation A

StepOne HEALTH

StepOne Personal Health, Inc.

- Delaware Stock Corporation
- SEC CIK Number: 0001606811
- ISIN Number: Pending
- Regulation A & Regulation S
- **Status: Open to All Investors March 2015**

VIEW SEC FILINGS

VIEW PROSPECTUS

HOW TO INVEST

DOCUMENTS

Public Securities Offering (Prospectus)

EXHIBIT LIST

EXHIBIT A

EXHIBIT B

EXHIBIT C

EXHIBIT D

StepOne Personal Health, Inc.

About StepOne Personal Health. Inc:

StepOne Personal Health, Inc. is the virtual destination for consumers trying to understand and make a positive impact on their health using state of the art technology to deliver a more satisfying and proactive expereince, while engaging individuals in the active participation of their health needs. Today, the Company has about 42,000 users.

Additional Information about the Company available at: **http://www.StepOneHealth.com**

Securities being Offered on the Alternative Securities Market Primary Market:

A maximum of TWENTY-ONE THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $2,100,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 5% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 10% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
- YEAR 5: (Optional & Mandatory Conversion Options)
  - Optional: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Dividends on this 9% Convertible Preferred Stock will be payable on a cumulative basis when, as and if

declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 9.00% on the stated value of $100.00 per share.

- Mandatory: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price minus 15% of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 21,000 9% Convertible Stock Units in StepOne Personal Health, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 21,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Dr. Craig Brandman is the Chief Executive Officer of StepOne Personal Health, Inc. and currently owns TWENTY-SIX THOUSAND FIVE HUNDRED (26,500) Common Stock Shares of the Company, which is 26.5% of the Company's total number of the current Common Stock Issued and Outstanding. No Common Stock is being issued in this Offering. Upon completion of this Offering, the Company will have 21,000 Shares of Preferred Stock Issued to Shareholders. This Offering is being conducted on a "best-efforts" basis, which means the Company's Broker Dealer, Alternative Securities Market, LLC, and the Company's Chief Executive Officer, Dr. Craig Brandman, will each use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $2,100,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account with First Republic Bank, and only after $100,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Except as expressly provided in this Offering, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Offering, or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made, before a sole arbitrator, in accordance with the laws of the state of Nevada for agreements made in and to be performed in the state of Nevada. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing a Subscription Agreement for this Offering, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

DISCLAIMER & ISSUER CONTACT

1) NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED.

2) NO SALES OF THESE SECURITIES WILL BE MADE OR COMMITMENT TO PURCHASE ACCEPTED UNTIL DELIVERY OF AN OFFERING CIRCULAR THAT INCLUDES COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING.

3) AN INDICATION OF INTEREST BY A PROSPECTIVE INVESTOR INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

4) COMPANY'S CHIEF EXECUTIVE OFFICER IS DR. CRAIG BRANDMAN.

STEPONE PERSONAL HEALTH, INC.
509 SOUGH WALL AVENUE
JOPLIN, MISSOURI 64801
PHONE: (650) 529-0801
DRBRANDMAND@STEPONEHEALTH.COM

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